UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translated documents of POSCO HOLDINGS INC.’s 1Q Quarterly Report for the year 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: May 31, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President

Exhibit 99.1

QURATERLY REPORT

(From January 1, 2024 to March 31, 2024)

THIS IS AN ENGLISH TRANSLATION OF THE QUATERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2024 to March 31, 2024)

To:  Korean Financial Services Commission and Korea Exchange

/s/ Jeong, Ki-Seop
Jeong, Ki-Seop
President and Representative Director
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Kim, Seung-Jun
Kim, Seung-Jun
Head of Finance· IR team, Executive Vice President
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-054-220-0114

2

ø	Attachment: Independent auditors’ review reports on consolidated and separate financial statements

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I. OVERVIEW

Company Overview part is omitted on the quarterly report. Please refer to our Annual Report(20-F) disclosed on April 29, 2024 or summarized version of Business Report on March 29, 2024.

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel segment, Green Infrastructure (Trading segment), Green Infrastructure (Construction segment),

Green Infrastructure (Logistics and etc. segment), Green Materials and Energy, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Business Segment	2024.1Q		2023		2022
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	15,444,214	339,059	63,538,698	2,556,779	70,649,647	3,236,220
Green Infrastructure (Trading)	10,525,644	256,134	42,943,752	1,133,512	49,589,760	872,279
Green Infrastructure (Construction)	2,534,963	33,465	10,267,503	197,352	8,885,491	293,344
Green Infrastructure (Logistics and etc.)	1,092,006	49,952	3,945,953	202,010	7,425,508	377,919
Green Materials and Energy	1,156,142	6,435	4,821,886	-161,334	3,388,760	143,452
Others	923,695	812,640	1,562,214	1,106,332	1,169,536	843,682

Total	31,676,664	1,497,685	127,080,006	5,034,651	141,108,702	5,766,896

*	It is based on aggregated basis including internal transactions among affiliates.
*	Since POSCO Energy has been merged into POSCO International as of January 2023, the performance of POSCO Energy prior to the merger has been included into Green Infrastructure (Logistics and etc.).

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2. Business Status of Segments

A. Steel

There are 83 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers.

∎ POSCO

(1) Summary of Business

POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Steelworks and Gwangyang Steelworks which is the largest steel mill in the world.

The steel industry is a key industry that has taken pivotal roles in the national economic development. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

In 2023, the cumulative global crude steel production increased year-on-year due to robust demand from emerging economies such as India, despite sluggish industrial economies of developed countries and a slump in the Chinese real estate market.

Global Crude Steel Production

		(Millions of Tons, %)
Crude Steel Production	2024. 1Q	2023	2022
Global	469	1,850	1,832
Korea (Ratio)	16 (3.5%)	67 (3.6%)	66 (3.6%)

ø	Source: World Steel Association (www.worldsteel.org)

The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnerships with key and leading customers and responding to global protectionism based on comprehensive response systems such as marketing, R&D, technology services, and production. In addition, we are expanding steel processing centers to meet the needs of global front industries such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases Indonesia(upstream) and India(cold-rolling mills). We are continuously considering expanding overseas production capacity, including the joint venture of Hebei Steel and Steel in China in 2023.

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The company plans to upgrade its customer and market structure by expanding its high value-added World Top Premium products, while responding to customers’ diverse needs by launching an eco-friendly product line Greenate and developing hydrogen-reduced steel HyREX technology in line with the global low-carbon trend. In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 54% of total sales and export sales are around 46%, and by export region, the proportion of Japan, Europe, Southeast Asia, and India is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%. POSCO continues to strive to strengthen its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon eco-friendly era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO is promoting great transformation from current steelmaking process to a low-carbon, eco-friendly process.

Second, POSCO will upgrade ‘eco-friendly future product’ portfolio.

We will proactively respond to the growing demand for eco-friendly products and lead the high value-added market with the best innovative products. In order to contribute to the decarbonization of customers and society, we are expanding our low-carbon product lineup, and from 2026, we plan to produce high value-added products that reduce carbon emissions using a newly established electric furnace.

Third, POSCO implement ‘Meta-POSCO’ through digital transformation. Since 2017, the company has been gradually implementing Smart Factories that optimize, automate, and intelligentize facilities by using innovative digital technologies such as IoT, Big Data, and AI and Digital Twin models. Through deep learning that extracts optimal results by converting major variables that determine the state of the furnace into big data, Pohang Steelworks’ furnace #2 has been turned into an AI furnace.

Lastly, POSCO will realize a safe workplace without accidents and continue to strengthen ESG management. Safety is the highest value and corporate culture pursued by the company, and we are upgrading our safety system so that the company’s safety culture can leap to the highest level in the world. We are promoting the development of smart safety solutions using AI and IoT, and discovering potential risks in the field, strengthening safety activities that comply with standards.

POSCO, As an unlisted company, has no obligation to establish special committee under the board of directors, but it has not only established an ESG committee to strengthen its external communication with interested parties but also established an audit committee to support ESG governance.

(2) Market Share

					(Millions of Tons, %)
Category	2024.1Q		2023		2022
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	16	100%	67	100%	66	100%
POSCO	9	53%	36	53%	34	52%
Others	8	47%	31	47%	32	48%

ø	Source: World Steel Association (www.worldsteel.org)

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∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market.

The surface-treated steel market is divided into a general-purpose material and a high-end material market, and the general-purpose material market is highly competitive due to technological leveling and the influx of low-priced goods from China. On the other hand, we believe that the high-end material market can not only create high added value but also grow in terms of market size.

Though there are oversupply of domestic and foreign steel products and sluggish demand industries, POSCO Steeleon is striving to secure a stable profit base and expand market share by improving the competitiveness of high valued-added products such as aluminum coated sheets, high corrosion resistance galvanized steel sheets, Print/Lami color steel sheets and etc.

POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers. In addition, POSCO Steeleon is preparing to expand its overseas business by securing a bridgehead in Southeast Asia, where rapid growth is expected through the operation of color steel sheet production line (50,000 tons) and coated steel sheet production line(20,000 ton) in Yangon, Myanmar.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers which is needed to remove oversaturated oxygen in steelmaking process. In case of steel products packaging, POSCO M-TECH continuously develops packaging machines and materials. POSCO M-TECH is currently processing POSCO’s coil packing, and trying to apply new packaging technology, commercialize environmentally friendly packaging alternatives, and globalize the competitiveness of the packaging business in order to ensure that the coil packaging business continues as the company’s stable sales base in the future.

(2) Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel product packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel Packaging Engineering, Mechanical Equipment and etc.
Consignment operation business	Ferromanangan factory and etc.

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(3) Market Share

					(Tons)
Category	2024.1Q		2023		2022
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	9,090	46.8%	31,984	44.7%	31,245	44.0%
PJ Metal	10,345	53.2%	39,600	55.3%	39,700	56.0%
Total	19,435	100.0%	71,584	100.0%	70,945	100.0%

ø	It is difficult to calculate exact market share of Aluminum deoxidizers as total production and sales volume of the domestic market are not counted.

B. Green Infrastructure [Trading segment]

There are 39 subsidiaries in trading segment including POSCO International, 26 subsidiaries in construction segment including POSCO E&C and 14 subsidiaries of logistics and etc. segment including POSCO Flow and POSCO DX.

∎ POSCO INTERNATIONAL

(1) Market Share

POSCO International’s export performance in the first quarter of 2024 was $2.2 billion based on a customs clearance basis, down 2.96% from the previous quarter. Korea’s overall export performance increased 8.30% quarter-on-quarter, and the company’s performance to Korea’s total performance was 1.32%.

		(Millions of US Dollars)
Category	2024.1Q	2023.1Q	Growth Rate
All Trading Companies in Korea	163,766	151,216	8.30%
POSCO International Corp.	2,161	2,227	-2.96%

ø	Source: Korea International Trade Association (www.kita.net)

(2) Summary of Businesses

While focusing on trading which is its main business, POSCO International is engaged in resource development, production processing, and infrastructure development and operation.

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POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and investment(food resources, motor core for EV, mineral resource development and etc).

[Global Business Sector]

•

Trading business : POSCO International has not only been securing stable supply line in steel business but also been actively developing and expanding new businesses such as secondary battery business, agro-commodities, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. POSCO International is also carrying out agro-commodities trading and food resource development projects in order to secure sustainable future food resources. As a result, the company has diversified its sales outlets in Korea, China, Southeast Asia, and MENA, while expanding food import volume.

•

Motor core business: Together with POSCO Mobility Solution which is a subsidiary of POSCO International, POSCO International started engaging into motor core business for EV. It is expected to expand motor core production to 7 million by 2030.

•

Palm farm in Indonesia: POSCO International is developing a palm plantation in Indonesia and gradually expanding sales by establishing a local palm oil production system. In December 2022, another CPO (Crude Palm Oil) mill, enabling the production of approximately 250,000 tons of CPO annually is newly established, and the company is pursuing environmentally friendly palm farming through RSPO certification.

•

Ambatovy Nickel Mine Project : POSCO International has been participating in the Ambatovy Nickel Mine Project, the world’s third-largest nickel mine in the mineral resource development project with a 6.1% stake. In addition, POSCO International is searching for new opportunities in EV battery material business.

•

Myanmar hotel business : POSCO INTERNATIONAL AMARA Co., Ltd., located in Yangon, Myanmar, owns the Lotte Hotel Yangon in Myanmar. The Lotte Hotel Yangon currently consists of 343 hotel rooms and 315 residences for long-term stay guests. Since its opening in September 2017, the hotel has been in operation under a 10-year hotel management contract with Lotte Hotel.

[Energy Sector]

The company has classified its business units into the energy sector, including the Gas Business Unit, Energy Project Development Unit, Energy Infrastructure Unit, and domestic and overseas investment corporations related to power generation such as SENEX Energy.

•

Myanmar Gas Field business : Since its production of the first gas in July 2013, gas fields supplies an average of approximately 500 million standard cubic feet of gas per day. In addition, through the second phase of development undertaken to maintain stable gas production, the addition of seven gas production wells was successfully completed in August 2022. In addition, from February 2021, as part of the third phase of the development project, the construction of the gas boosting platform EPCIC for the production of low-pressure gas in the reservoir was completed in December 2023, and the platform will be operated after completing the test drive in the first half of 2024.

•

LNG Business : The company began LNG trading in 2017 based on Its expertise in developing international energy sources, specialty in trading, and the LNG demand of POSCO Group. In 2023, POSCO international merged with POSCO Energy and obtained an additional value chain across all aspects of the LNG business, from LNG import terminals to generation.

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•

Onshore gas business in Australia : To execute the group’s carbon neutrality and hydrogen business strategies in a timely manner and expand its existing energy business centered in Myanmar, the company has acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, producing gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. Recognizing the rising gas demand and high gas prices in the east coast of Australia, the company has launched additional development projects with a targeted three-fold increase in gas production by 2025.

•	The by-product gas power plant in Indonesia

The by-product gas power plant facility, which was completed in 2014, is equipped with a capacity of 200 MW. It produces electricity using by-product gas generated by integrated steelworks in Indonesia. It currently generates electricity that can be used by about 600,000 households as of 2024.

•	Onshore wind power generation project

In 2019, POSCO International completed construction of an onshore wind power plant in Jaeun-myeon region of Shinan-gun, Jeonnam. The capacity of the onshore wind power plant is 62.7 MW and it annually reduces 49,000 tons of carbon dioxide.

•	Heavy oil power plant in Papua New Guinea.

Since entering Papua New Guinea, it has completed an additional 34MW heavy oil power plant in LAE in 2017. It has started commercial operations with generation of long-term power sales over the next 15 years.

[New business investment]

In addition, POSCO International is searching for new opportunities in four new growth businesses areas which include smart farm, green materials, green mobility and hydrogen.

B. Green Infrastructure [Construction segment]

∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, civil engineering(infrastructure) and construction.

Plant business is the construction of integrated steel mills, EPC projects and industrial plants.

The plant market is expected to continue to grow in the Middle East, Latin America, Southeast Asia, and the CIS region, and domestic companies are actively entering overseas markets.

Plant business used to focus on small investment of existing facilities but there will be more new investments in Electric furnace and hydrogen reduction process followed by global green trend. As nuclear power generation is getting attention again, the development of small nuclear power plants is expected to become active.

The civil engineering business is about constructing expressways, railroads and bridges. According to the government’s policy to strengthen regional competitiveness, the construction of regional hubs such as Gadeokdo New Airport, Daegu Gyeongbuk New Airport, and Jeju 2nd Airport will begin, and the road network expansion project such as the Seoul Metropolitan Railway (GTX) will continue to connect major metropolitan areas. It is expected that more favorable overseas construction market would be created for the domestic construction companies as demand of infrastructure development is increasing in Asia, Middle East, Americas as well as in Europe.

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Housing demand is shrinking after a sharp rate hike, and number of unsold households are increasing around areas where supply has been concentrated. Recently, concerns have been growing that new orders will shrink as funding has been suspended due to the financial market crunch. Housing market conditions rapidly deteriorated due to sudden interest rate increases, rising construction costs, and a slump in the construction PF market. In terms of overseas market, domestic construction companies have entered Southeast Asia, where urbanization is actively underway, but for now, construction companies’ risk management is expected to be the top priority due to growing economic uncertainties around the world.

POSCO E&C has the top class construction capabilities, product development capabilities, and commercialization capabilities in the field of high-rise buildings and large-scale new city development. Representatively, POSCO E&C is leading the Songdo International Business City Development Project and have successfully completed high-rise/supersize landmark projects such as POSCO Tower Songdo, Busan Haeundae LCT, and Yeouido Park One.

In Overseas, POSCO E&C continues to seek new business opportunities based on the experience in developing and constructing various buildings such as hotels, offices, and residences in Southeast Asia such as Vietnam, China, Myanmar, and the Philippines.

B. Green Infrastructure [Logistics and etc. segment]

∎ POSCO DX

POSCO DX has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. When domestic ICT market size is estimated to be KRW 39.5 trillion, POSCO DX is expected to take about 3.8% of domestic ICT market share (ICT market for local corporates only). POSCO DX will continue to adopt POSCO Group’s capabilities in digital transformation, logistics automation, and industrial robot system engineering businesses to create new success stories for sustainable growth even in business environments lots of uncertainties. Based on POSCO Group’s One IT strategy, POSCO DX is expecting to add value by developing IT infrastructure and strengthening the competitiveness of Smart Factory business.

The experiences operating POSCO’s Smart Factory based on big data, IoT and AI-based platform, led the company to have a strength in the area of continuous and automation process. With its experiences in POSCO’s smart factory construction, POSCO DX is planning to support the mass production system of EV battery materials. In addition, POSCO DX will expand the logistics automation business market with the successful completion of the logistics business in progress. While diversifying logistic business sectors POSCO DX will actively participate new airport BHS project and contribute to the groups’ advancement of the group’s logistic system.

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C. Green Materials and Energy

Green Materials and Energy segment include the business related to EV battery materials, such as lithium, nickel, cathode material, anode material, and recycling, and there are a total of 17 subsidiaries, including POSCO Future M and POSCO Argentina.

∎ POSCO Future M

POSCO Future M operates mainly 2 businesses: basic material business and energy material business.

[Basic industrial materials business]

•

Refractory production : Refractories maintain their chemical properties and strength even at high temperatures making them indispensable materials for industrial facilities including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO Future M produces and maintains refractories. In order to keep price competitiveness in the domestic market, the company has expanded its business to China.

•

Lime business : In the quicklime & chemical business, POSCO Future M is currently doing consignment operation of cokes plants where purify coke oven gas (COG) in Pohang and Gwangyang. With the chemical products generated in during the purification process, POSCO Future M operates cokes business.

[Energy material business]

In the energy material business, POSCO Future M provides cathode and anode materials which are the main components for secondary cell: cathode, anode, electrolyte and separation membrane. It is planned to produce 74 thousand ton/year of natural graphite anode materials in 2026. In addition, artificial graphite production is expected to increase from production capacity of 8 thousand ton/year in 2023 to 38 thousand ton/year in 2026. Furthermore, cathode material production is expected to increase from 155 thousands ton/year to 395 thousands ton/year by 2026. Most of the precursors that are put into the production of anode materials are currently sourced from China, but POSCO Future M plans to achieve a high level of internalization by securing 215 thousand tons/year production capacity by 2026. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously.

The secondary battery business is expected to continue to grow due to expansion of the EV and ESS markets in accordance with each country’s energy-saving policies. In particular, the secondary battery market for electric vehicles is expected to reach about 50% in 2030 from 16% in 2023 due to China’s policy to foster the electric vehicle industry, European CO2 emission regulations, and global OEM companies’ increasing share of electric vehicle models. As a result, electric vehicle sales are expected to reach 14 million units in 2023, 16.4 million units in 2024, and 40.7 million units in 2030. Along with this growth, POSCO Future M is generating revenues through supplying battery materials to major EV battery makers such as LG Energy Solution, Samsung SDI, SK On and etc.

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POSCO Group has established full battery material value chain from raw materials business to battery materials and recycling business. As the only domestic producer of graphite-based anode materials, which are considered to have the highest degree of difficulty in achieving independence from Chinese imports, POSCO Future M is expected to expand its sales revenues in working with global automakers and battery producers. In specific, POSCO Future M established a joint venture (Ultium CAM) with GM in August 2022 to begin construction of high nickel cathode plant in Canada with a production capacity of a 30 thousand ton per year. It is planned to be completed in the second half of 2024 and to start production in the first half of 2025. For lithium, which is a raw material for anode materials, POSCO HOLDINGS (the largest shareholder of POSCO Future M) plans to establish a 71 thousand tons production system in 2024 through investment in Argentina salt lakes and Australian mines and expand its production capacity to 423 thousand tons by 2030.

Considering POSCO Future M’s cathode material production capacity and lithium input amount, lithium self-sufficiency rate is expected to exceed 100% by 2030. In addition, POSCO HOLDINGS plans to establish a 240 thousand ton nickel production system by 2030 by expanding its investment in securing nickel through mining, smelting and recycling.

D. Others

In Others segment, there are 12 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDINGS is focusing on investment in new growth businesses and opportunities.

3. Key Products

A. Sales of Key Products (2024.1Q)

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	32,787	21.20%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	50,576	32.70%
	Stainless Steel Products	Tableware, pipes, etc.	24,325	15.80%
	Others	Plates, Wire rods, etc.	46,751	30.30%
	Gross Sum		154,439	100.00%
	Deduction of Internal Trade		-55,836
	Sub Total		98,603
Green Infra	Trading	Steel, Metal	79,845	56.40%
		Chemical, Strategic Item, Energy	15,744	11.10%
		Others	9,088	6.40%
	Construction	Architecture (Domestic)	11,336	8.00%
		Plant (Domestic)	7,113	5.00%
		Civil Engineering (Domestic)	2,361	1.70%
		Others (Domestic)	656	0.50%
		Overseas Construction	2,296	1.60%
		Owned Construction	657	0.50%
		Others	930	0.70%
	Logistics and etc.	Others	11,498	8.10%
	Gross Sum		141,524	100.00%
	Deduction of Internal Trade		-68,782
	Sub Total		72,742
	Gross Sum		11,562	100.00%
Green Materials and Energy	Deduction of Internal Trade		-2,498
	Sub Total		9,064
Others	Gross Sum		9,241	100.00%
	Deduction of Internal Trade		-9,130
	Sub Total		111
	Total Sum		180,520

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B. Price Movement Trends of Key Products

			(In thousands of KRW/Tons, KRW/kWh)

Business Segment	Products	2024.1Q	2023	2022
Steel	Hot-rolled Product (HR)	943	967	1,105
	Cold-rolled Product (CR)	1,143	1,157	1,293
Green Infrastructure	Electric Power	173	205	224
Green Materials and Energy	Refractory	1,063	991	1,022
	Lime	151	147	117

ø	Above price movement trend of steel segment in 2022 is based on the price between March 1 to December 31, 2022 (HR and CR price in 2022 is 1,163 and 1,300 thousand won)
ø

Construction and Logistics and etc. segments of Green Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

[Steel]

(1) Criteria for Calculation

(a) Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

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Since the beginning of 2024, high interest rates, high prices, and high exchange rates have continued, and the economic slump has been prolonged due to a slump in China’s real estate market and continued instability in the Middle East. Market prices have been on the decline since the peak in December 2023 as is difficult to be recovered due to the slowdown in some demand industries, including construction.

[Green Infrastructure]

(1) Criteria for Calculation

(a) Subjects for Calculation: Price of electric power

(b) Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

Power : Korea Gas Corporation cost, etc.

* The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Green materials and Energy]

(1) Criteria for Calculation

(a) Subjects for Calculation: Unit price of refractory and quicklime

(b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

•	Price of refractories is affected by business condition of front industry and raw material cost.

•	Quicklime price is mainly influenced by utility unit price and raw materials cost. The price fluctuation of quicklime is small.

•	Raw materials for energy materials are subject to price fluctuations depending on the international supply of mineral resources.

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4. Major Raw Materials

A. Current Status of Major Raw Materials

					(In hundred millions of KRW)
Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)	Remarks
Steel		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	49,160	66.10%	Iron Ore, Coal
			Sub-materials	Sub-materials for Iron-making, Steelmaking	13,469	18.10%	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
			Stainless Steel Materials	Key Materials for STS Production	11,772	15.80%	Nickel, Ferrochrome, STS Scrap Iron, etc.
Green Infrastructure	Trading	Raw Materials	LNG	Material for Power Generation	4,518	100.00%	—
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	737	15.80%	—
			Steel Reinforcement	Strengthening Concrete	691	14.90%	—
			Cable	Electricity Transfer	67	1.40%	—
			Steel Pile	Foundation of Structure	8	0.20%	—
			Others	Construction of Pipe and Structure etc.	3,146	67.70%	—
	Logistics and etc.	Raw Materials	Others	For other use	2,939	100.00%	—
Green Materials and Energy		Raw Materials	NCM and etc.	Production of cathode materials	4,519	88.00%	—
			Graphite and etc.	Production of anode materials	147	2.90%	—
			Limestone and etc.	Production of Lime	275	5.40%	—
			Others	Production of refractory	192	3.70%	—

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

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B. Price Movement Trends of Major Raw Materials

			(In thousands of KRW)
Business Segment		Category	2024.1Q	2023	2022
Steel		Iron Ore(per ton)	150	145	143
		Coal(per ton)	409	387	472
		Scrap Iron(per ton)	521	526	605
		Nickel(per ton)	22,034	28,043	33,147
Green Infrastructure	Trading	LNG (per ton)	1,171	1,428	1,594
	Construction	Ready-mixed Concrete (per m3)	90	85	77
		Steel Pile (per m)	157	165	180
		Steel Reinforcement (per kg)	0.9	0.9	1.0
		Cable (per m)	0.9	0.9	0.9
Green Materials and Energy		Refractory (per ton)	257	334	479
		Limestone (per ton)	25	24	22

ø

Green Infrastructure (Logistics and etc. segment) and Others segment are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

[Steel]

ø	Price Movement Trend of Major Raw Materials

(1) Iron Ore : Iron ore prices fell 3% quarter-on-quarter to U$113/tonne in the first quarter of 2024 amid continued downside factors such as low margins for steelmakers, weak production and increased port inventories following the steel recession.

						(In US Dollars/ Tons)
’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q
113	117	106	102	118	90	94	126	132

18

(2) Coal : The coal prices in the first quarter of 2024 were down 8% quarter-on-quarter to U$308/ton, indicating overall weakness in demand following a gradual recovery from heavy rain-hit mines in Australia and a slowdown in the global steel economy in general.

						(In US Dollars/ Tons)
’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q
308	334	264	243	344	278	250	446	488

(3) Scrap : Iron scrap prices rose 2% quarter-on-quarter to U$392/to in the first quarter of 2024, driven by lower supply following worsening scrap demand in the winter season.

						(In US Dollars/ Tons)
’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q
392	385	385	403	438	387	394	531	562

(4) Nickel : Nickel prices fell 4% quarter-on-quarter to U$16,589/ton due to weak demand from secondary batteries/STS and continued oversupply in Indonesia.

						(In US Dollars/lb, US Dollars/Tons)
’24.1Q	’23.4Q	’23.3Q	’23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q
7.53	7.83	9.23	10.12	11.79	11.48	10.01	13.13	11.98
16,589	17,247	20,344	22,308	25,983	25,292	22,063	28,940	26,395

ø	LME : London Metal Exchange

19

[Green Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)
Construction	Ready-mixed Concrete	Standard 25-210-15	Price increase due to changes in the agreed price of the Seoul metropolitan area (From Feb 1, 2024)
	Steel Pile	SPIRAL,609.6,12T,STP275,KS F 4602,STEEL PILE	Unit price change due to reduction of raw material (coil) price
	Steel Reinforcement	SD400 10mm	Decrease the price of raw materials (scrap)

	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	The LME market is on a slight incease and there are fluctuations in raw material prices due to an increase in the exchange rate, but it is not at a level that has a significant impact on price fluctuations

[Green Materials and Energy]

(1)	Criteria for Calculation

•	Refractory and lime: Purchase prices including freight costs

(2)	Factors of Price Changes

•	Refractory raw materials : Price fluctuations and compositional costs of raw materials in China

•	Limestone : Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost

•	Energy materials : Price trends are not disclosed considering concerns about information leakage

20

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

			(Thousands of Tons)
Business Area	Products	2024.1Q	2023	2022
Steel	Crude Steel	10,114	40,680	40,680

*	The steel production above includes POSCO’s performance before the spin-off (January to February 2022).

∎ POSCO STEELEON

				(Thousands of Tons)
Business Area	Products	Plant	2024.1Q	2022	2021
Steel	Galvanized / Color- coated Steel	Pohang	237	960	960
		Myanmar	17	70	70
Total			254	1,030	1,030

∎ POSCO M-TECH

				(Tons)
Business Area	Products	2024.1Q	2023	2022
Raw materials for steel production	Deoxidizer	10,207	39,294	39,058

[Green Infrastructure]

∎ POSCO INTERNATIONAL

			(Electric Power: MW/year)
Business Area	Products		2024.1Q	2023	2022
Power Generation	Electric Power	Incheon	3,412	3,412	3,412

[Green Materials and Energy]

∎ POSCO FUTURE M

			(Thousands of Tons)
Business Area	Products	Place of Business	2024.1Q	2023	2022
Refractory	Brick and etc.	Pohang	28,981	116,560	116,560
LIME	Quicklime	Pohang	273,000	1,095,000	1,095,000
		Gwangyang	273,000	1,095,000	1,095,000
Total			574,981	2,306,560	2,303,000

*	In the case of the energy materials sector, detailed notation was omitted in consideration of technology and information leakage concerns.

21

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production			(Thousands of Tons)
Products		2024.1Q	2023	2022
Crude Steel		9,698	39,941	37,928
Products	Hot-Rolled Steel	2,562	10,660	9,268
	Plate	1,606	6,602	5,857
	Wire Rod	585	2,325	1,988
	Pickled-Oiled Steel	717	2,780	2,847
	Cold-Rolled Products	1,859	7,133	7,623
	Coated Steel	1,913	7,299	6,708
	Electrical Steel	218	828	1,005
	Stainless Steel	847	3,104	3,400
	Others	377	1,795	3,261
	Total	10,685	42,528	41,957

ø	The amount of products is the aggregate amount of POSCO’s production and production of POSCO’s subsidiaries, which may include interested parties’ transactions.
ø	POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

(2) Capacity Utilization Rate			(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	10,114	8,660	85.60%
	PT.KRAKATAU POSCO	703	726	103.20%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	275	199	72.40%
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	138	113	82.10%
	Total	11,230	9,698	86.40%

22

[Green Infrastructure]

ø

Since it is difficult to measure production result and operating rates of Green Infrastructure (Construction), and Green Infrastructure (Logistics and etc.) segments considering the nature of the business, they are omitted in this part.

∎ POSCO INTERNATIONAL

(1) Production Result

				(Gwh)
Business Area	Products	2024.1Q	2023	2022
Power Generation	Electric Power	2,883	11,213	11,189

(2) Capacity Utilization Rate

				(Hour, %)
Business Area	Products	2024.1Q Capacity	2024.1Q Production	Utilization Rate
Power Generation	Incheon Power Plant	2,184	1,341	61.4%

[Green Materials and Energy]

∎ POSCO FUTURE M

(1) Production Result

					(Tons)
Business Area	Products	Place of Business	2024.1Q	2023	2022
Refractory	Brick and etc.	Pohang	20,458	77,437	81,094
LIME	Quicklime	Pohang	259,039	1,110,594	1,043,109
		Gwangyang	295,889	1,243,040	1,176,611
Total			575,386	2,431,071	2,300,814

ø	Coke oven gas (COG) facility is a simple consignment operation for POSCO facilities, so production performance is omitted
ø	In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

(2) Capacity Utilization Rate (2024.1Q)

			(Tons,%)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	28,981	20,458	71
Quicklime Factory (Pohang)	273,000	259,039	95
Quicklime Factory (Gwangyang)	273,000	295,889	108
Total	574,981	575,386	—

ø	Coke oven gas (COG) facility is a simple consignment operation for POSCO facilities, so production performance is omitted
ø	In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

23

C. Production Facilities

(1) The current status of production facilities

[Land]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,880,196	21,842	—	—	1,902,038
Green Infrastructure	Trading	495,571	236	-1,612	—	494,195
	Construction	378,849	158	-30,607	—	348,400
	Logistics and etc.	111,058	—	-2,471	—	108,587
Green Materials and Energy		234,415	1,646	-684	—	235,377
Others		190,155	1,237	—	—	191,392

[Buildings]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,978,895	121,436	-1,163	-68,193	3,030,975
Green Infrastructure	Trading	569,770	17,806	-433	-5,818	581,325
	Construction	91,841	144	-3,035	-983	87,967
	Logistics and etc.	107,521	3,023	—	-2,414	108,130
Green Materials and Energy		554,815	1,810	-1,610	-5,158	549,857
Others		124,790	37	-1,640	-462	122,725

[Structures]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,383,628	260,695	-19,034	-58,762	2,566,527
Green Infrastructure	Trading	472,112	3,803	-151	-6,817	468,947
	Construction	51,855	800	-46	-1,710	50,899
	Logistics and etc.	102,528	1,603	—	-2,549	101,582
Green Materials and Energy		55,637	2,696	—	-1,863	56,470
Others		15,764	—	-152	-114	15,498

24

[Machinery and Equipments]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		13,828,139	1,292,948	-568,789	-557,998	13,994,300
Green Infrastructure	Trading	1,212,326	19,822	-7,097	-26,540	1,198,511
	Construction	7,490	257	-94	-603	7,050
	Logistics and etc.	275,244	12,983	—	-16,208	272,019
Green Materials and Energy		1,197,388	73,648	-4	-28,223	1,242,809
Others		18,605	277	-4	-511	18,367

[Vehicles]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		50,878	3,582	-1,833	-5,351	47,276
Green Infrastructure	Trading	12,126	1,853	-971	-682	12,326
	Construction	6,112	2,031	-1,344	-482	6,317
	Logistics and etc.	1,054	16	—	-64	1,006
Green Materials and Energy		9,361	1,084	-185	-947	9,313
Others		64	—	-1	-4	59

[Tools and Fixtures]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		68,552	6,473	-2,444	-6,209	66,372
Green Infrastructure	Trading	23,813	8,124	-502	-4,210	27,225
	Construction	1,415	368	-153	-181	1,449
	Logistics and etc.	4,438	2,919	—	-494	6,863
Green Materials and Energy		30,615	1,139	-119	-2,690	28,945
Others		32	—	—	—	32

[Equipment]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		112,086	8,781	-6,859	-8,040	105,968
Green Infrastructure	Trading	27,861	3,497	-677	-2,792	27,889
	Construction	9,875	2,603	-673	-1,016	10,789
	Logistics and etc.	12,561	4,024	-20	-807	15,758
Green Materials and Energy		13,278	1,263	-176	-1,146	13,219
Others		14,226	155	-6	-374	14,001

25

[Financial Lease Assets]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		247,157	120,704	-8,712	-49,710	309,439
Green Infrastructure	Trading	384,096	13,684	-10,540	-14,397	372,843
	Construction	37,015	27,300	-14,368	-8,343	41,604
	Logistics and etc.	211,108	18,283	-2,290	-1,583	225,518
Green Materials and Energy		97,959	14,362	-9,347	-5,223	97,751
Others		20,970	701	-445	-736	20,490

[Biological Assets]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Green Infrastructure	Trading	137,331	2,135	—	-2,370	137,096
	Construction	—	—	—	—	—
	Logistics and etc.	—	—	—	—	—
Green Materials and Energy		—	—	—	—	—
Others		—	—	—	—	—

[Assets under Construction]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,795,425	965,260	-989,777	—	2,770,908
Green Infrastructure	Trading	322,944	76,068	-7,962	—	391,050
	Construction	10,961	1,081	-2,994	—	9,048
	Logistics and etc.	126,315	57,307	-19,775	—	163,847
Green Materials and Energy		3,008,621	924,301	-19,901	—	3,913,021
Others		69,407	93	—	—	69,500

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

26

[Steel]					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	November 2021 ~ December 2025	G) Increased production capacity of electrical steel for eco-friendly vehicles in Gwangyang	9,088	8,571	517
		February 2023~December 2025	G) Establishment of Electric arc furnace	6,420	325	6,095
		February 2020 ~ August 2025	P) Establishment of #6 Coke plant	14,453	12,094	2,359
	Maintenance/ Improvement	October 2020 ~ August 2027	G,P) The first phase of the sealing of raw material yards for both Pohang and Gwangyang Works	32,902	9,748	23,154
		August 2021 ~ September 2029	P) Improvement of #2 Hot strip mill furnace	3,084	170	2,914

ø	P stands for Pohang Steel Works.

ø	G stands for Gwangyang Steel Works.

[Green Infrastructure (Trading / Logistics and etc.)]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO International	Expansion/ Establishment	January 2021- ~June 2024	Gwangyang LNG #6 Tank	1,437	1,111	326
NEH	Expansion/ Establishment	May 2022~July 2026	Gwangyang LNG terminal	8,668	3,101	5,567

27

[Green Materials and Energy]					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO Future M	Expansion/ Establishment	July 2023~January 2025	The 5th stage of cathode material factory in Gwangyang	6,834	298	6,536
		April 2023~August 2025	The 2nd stage of production line up expansion in #2 cathode material factory	6,148	1,131	5,017
		March 2023~January 2025	The 2-1 stage of cathode material factory in Pohang	3,920	1,045	2,875
		December 2021~May 2024	#1 cathode material factory in Pohang	3,747	3,033	714
		March 2020~June 2025	Establishment of new Artificial Graphite Anode material line in Pohang	3,458	2,212	1,246
		July 2022~February 2025	#2 precursor factory in Gwangyang	3,262	2,248	1,014
		November 2019~June 2023	The 2-2 stage of Natural Graphite anode material factory in Sejong	2,876	2,715	161
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Expansion/ Establishment	August 2021~June 2025	The 2nd stage of cathode material factory	1,769	1,081	688
POSCO FUTURE MATERIALS CANADA INC.	Expansion/ Establishment	May 2022~March 2025	The 1st stage of cathode material factory in Canada	9,187	4,866	4,321
POSCO FUTURE MATERIALS CANADA INC.	Expansion/ Establishment	June 2023~May 2027	The 2nd stage of cathode material factory in Canada	10,005	682	9,323
POSCO-Pilbara LITHIUM SOLUTION	Expansion/ Establishment	April 2021~June 2025	Construction of hard rock lithium commercialization plant	10,977	9,613	1,364
POSCO ARGENTINA	Expansion/ Establishment	January 2022~June 2025	Brine lithium commercialization plant stage 1 and stage 2	26,273	24,848	1,425
POSCO LITHIUM SOLUTION	Expansion/ Establishment	December 2022~June 2025	Brine lithium commercialization plant stage 2 (downstream)	5,751	1,270	4,481

ø	Ongoing investments over KRW 100 billion as of March 31, 2024 are listed on the table.

ø	Investments in China and Canada are based on the payment of POSCO Future M’s capital.

28

6. Product Sales

[Steel]

			(In hundred millions of KRW)
Items		2024.1Q	2023	2022
Domestic	Hot-Rolled Products	15,084	58,730	68,784
	Cold-Rolled Products	13,758	52,754	55,997
	Stainless Steel	6,853	30,313	42,481
	Others	24,460	106,558	110,202
Overseas	Hot-Rolled Products	17,704	75,979	66,871
	Cold-Rolled Products	36,818	142,160	162,588
	Stainless Steel	17,472	76,521	92,279
	Others	22,289	92,373	107,294
Total	Gross Sum	154,439	635,387	706,496
	Internal Transaction	-55,836	-231,454	-261,026
	Total	98,603	403,933	445,470

[Green Infrastructure]

				(In hundred millions of KRW)
Business Area	Items		2024.1Q	2023	2022
Trading	Domestic Trading	Merchandise	11,927	54,327	65,401
		Product	8,723	39,121	9,825
		Others	237	1,366	647
	Overseas Trading	Merchandise	28,547	121,136	137,635
		Product	869	3,375	1,058
		Others	15	48	10
	Trades among the 3 countries		54,358	210,065	281,321
Construction	Domestic Construction	Building	11,336	41,251	35,061
		Plant	7,113	23,371	15,706
		Civil Engineering	2,361	11,658	9,321
		Others	656	2,096	1,823
	Overseas		2,296	14,975	15,938
	Own Construction		1,587	9,325	11,006
Logistics and etc.	Others		11,498	42,014	74,256
Total	Gross Sum		141,524	571,572	659,008
	Deduction of Internal Transaction		-68,782	-243,520	-282,787
	Total		72,742	328,052	376,221

29

[Green Materials and Energy]

		(In hundred millions of KRW)
Items	2024.1Q	2023	2022
Gross Sum	11,562	48,219	33,888
Deduction of Internal Transaction	-2,498	-10,059	-9,370
Total	9,064	38,160	24,518

[Others]

	(In hundred millions of KRW)
Items	2024.1Q	2023	2022
Gross Sum	9,241	15,622	11,695
Deduction of Internal Transaction	-9,130	-14,495	-10,402
Total	111	1,127	1,293

ø	Domestic and overseas categorized by the sales area.
ø	Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Green Infrastructure part
ø	As of January 2023, POSCO Energy was merged into POSCO International. As a result, the performance of POSCO Energy before the merger was included in Green Infrastructure (Logistics and etc. segment).

7. Derivatives

POSCO HOLDINGS use forward exchange contracts and currency swap contracts to hedge against the exchange rate risk for foreign currency loans. However those derivative contracts were transferred to POSCO followed by vertical spin-off on March, 2022.

POSCO use currency swap contracts in order to hedge against the exchange rate risk for long-term and short-term foreign currency loans. The currency swap valuation gains reflected in our financial statements at the end of March 2024 amounted to KRW 193,397 million, and transaction gains amounted KRW 15,072million while transaction losses amounted to KRW 2,971 million.

POSCO also has been hedging against exchange rate risks for expected sales revenue and foreign currency borrowings by trading in currency forward products. The derivative valuation gains reflected in our financial statements at the end of March 2024 amounted to KRW 54,677 million.

30

8. Significant Contracts

[Major management contracts]

•	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2023)

(1)	Contract Counterparty: POSCO

(2)	Transaction amount: KRW 1.1320 trillion

(3)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

(4)	Contract period: August 18, 2023 ~ September 25, 2023

(5)	Payment method: Cash payment

(6)	Company subject to transfer: PT.KP, P-Mexico, P-IJPC, P-MVWPC (4 overseas companies)

*	The above contract amount is the amount applied to the exchange rate based on July 31, 2023, and overseas assets are traded by applying the exchange rate on the day of the transaction.

•	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2022)

(1)	Contract Counterparty: POSCO

(2)	Transaction amount: KRW 1.1377 trillion

(3)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

(4)	Contract period: November 18, 2022 ~ March 31, 2023

(5)	Payment method: Cash payment

(6)

Company subject to transfer: POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., and etc. (32 domestic companies, 25 overseas companies)

*	The above contract amount is the amount applied to the exchange rate based on November 3, 2022, and overseas assets are traded by applying the exchange rate on the day of the transaction.

•	Sales contract of CSP shares

(1)	Contract Counterparty: ArcelorMittal Brazil

(2)	Purpose: Improving asset efficiency through the sales of non-core assets with no management right

(3)	Contract period: July 28, 2022 (transaction completed on March 10, 2023)

(4)	Transaction amount: and payment method

ArcelorMittal Brazil acquired shares in shareholder companies free of charge on the condition that ArcelorMittal Brazil succeed CSP’s debts. In addition, the shareholder companies will additionally pay US$102 million.

*	POSCO HOLDNGS paid US$20.4 million equivalent to a 20 percent stake

31

[Green Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1)  Investment amount: KRW 365,786,302,000

2)  Development period: September 1, 2019 ~ December 31, 2024

3)  Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4)  Other Information

•  Location: North-west offshore, Myanmar

•  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

•  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

•  Participation rate of each company in gas production and offshore pipeline transportation business

•  POSCO International Corporation : 51.0%

•  ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•  MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•  GAIL (India) Limited : 8.5%

•  KOGAS(Korea Gas Corporation): 8.5%

•  Investment size of USD 315,170 thousand, applying the exchange rate of

1USD=1,160.60 KRW, which is the date of the BOD resolution.

•  Detailed information and future timeline on this resource development investment is subject to change.

ø  POSCO International disclosure date : September 22, 2020

(Decision on natural resources investment)

Decision to acquire shares of Senex Energy (Australia)	December 2021

1)  Purpose : Production and Development of land gas field in eastern Australia

2)  Method : Cash acquisition

3)  Resolution date of Board of Directors : December 10, 2021

4)  Acquisition amount : KRW 371,077,996,186

5)  Number of shares acquired : 96,178,946Shares

6)  Date of acquisition : April 1, 2022

7)  equity structure (after acquisition of shares) :

•  POSCO International : 50.1%

•  Hancock Energy (Australia) : 49.9%

ø  POSCO International disclosure date :

March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

Decision on Merger of POSCO Energy	August 2022

1)  Purpose : The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2)  Method of Merger : POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3)  Date of board resolution (decision Date) : August 12, 2022

4)  Date of General Shareholders Meeting for merger approval : November 4, 2022

4)  Merger ratio : POSCO International : POSCO Energy = 1 : 1.1626920

5)  Record date of merger : January 1, 2023

6)  Scheduled date of merger registration : January 2, 2023

ø  POSCO International disclosure date : January 2, 2023

32

[Green Infrastructure (Logistics and etc.)]

∎ POSCO FLOW

Contract	Date	Remarks
Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1)  Contract counterpart : POSCO (POSCO HOLDINGS INC.)

2)  Signed date : December 22, 2021

3)  Date of Transfer : January 1, 2022

4)  Transfer amount : KRW 2,945 million

5)  Information : Transfer of all logistics tasks such as arranging logistics and performing related services

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Segment	Company	Organization

Steel	POSCO	Steel Production & Technology Strategy Office
Technical Research Laboratories
Steel Product R&D Center
Process R&D Center
Automotive Steel R&D Center
Low-Carbon Process R&D Center
Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Production and Sales Strategy Office
	POSCO M-TECH	Automation R&D Center
Pohang Steel Business Office

Green Infrastructure	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group
	POSCO Eco & Challenge	R&D Center
	POSCO A&C	Smart Housing Business Department
	POSCO DX	R&D Center

Green Materials and Energy	POSCO Future M	R&D Center
Energy Material R&D Center
Others	POSCO HOLDINGS INC.	New Experience of Technology Hub
New Experience of Technology Stragetegy Office New Experience of Technology Hub
AI R&D Laboratories, New Experience of Technology Hub
LiB Materials R&D Laboratories New Experience of Technology Hub
Hydrogen and Low-Carbon Energy R&D Laboratories, New Experience of Technology Hub

33

B. R&D Expenses in 2024.IQ	(In millions of KRW)
Category	Business Segment
	1. Steel	2. Green Infrastructure			3. Green Materials and Energy	4. Others	Total
		Trading	Construction	Logistics and etc.
Selling and Administrative Cost	6,180	1,566	591	2,187	10,654	28,183	49,361
Manufacturing Cost	196,510	226	161	—	38	—	196,935
R&D Cost (Intangible Assets)	9,998	—	—	—	735	1,311	12,044
Total*	212,688	1,792	752	2,187	11,427	29,494	258,340
Government Subsidy			16				16
R&D/Sales Ratio (%)	2.16%	0.03%	0.04%	2.24%	1.26%	278.19%	1.43%

*	Total includes government subsidy.

34

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(In millions of KRW)
Account	2024.1Q	2023	2022
	As of March 31, 2024	As of December 31, 2023	As of December 31, 2022
[Total current assets]	46,799,396	46,212,299	47,649,466
Cash and cash equivalents	6,873,603	6,670,879	8,053,108
Other receivables, net	2,052,043	1,947,529	2,112,697
Other short-term financial assets	11,205,043	11,403,166	10,909,920
Trade accounts and notes receivable, net	11,675,370	11,015,303	9,769,553
Inventories	13,975,042	13,825,514	15,472,417
Other current assets	1,018,294	1,349,908	1,331,771
[Total non-current assets]	56,467,170	54,733,095	50,757,315
Other receivables, net	1,552,423	1,452,445	1,520,331
Other long-term financial assets	2,909,986	2,708,325	2,332,538
Investments in associates and joint ventures	5,049,382	5,020,264	4,996,551
Property, plant and equipment, net	36,670,868	35,206,248	31,781,196
Intangible assets, net	4,722,372	4,714,784	4,838,451
Other non-current assets	5,562,139	5,631,029	5,288,248
Total assets	103,266,566	100,945,394	98,406,781
[Total current liabilities]	23,077,178	21,861,518	23,188,190
[Total non-current liabilities]	19,792,618	19,419,979	16,961,190
Total liabilities	42,869,796	41,281,497	40,149,380
[Equity attributable to owners of the controlling company]	54,792,479	54,180,849	52,512,116
Share capital	482,403	482,403	482,403
Capital surplus	1,655,599	1,663,334	1,400,832
Hybrid bonds	—	—	—
Retained earnings	54,231,554	53,857,514	52,965,180
Other equity attributable to owners of the controlling company	-1,577,077	-1,822,402	-2,336,299
[Non-controlling Interests]	5,604,291	5,483,048	5,745,285
Total equity	60,396,770	59,663,897	58,257,401

35

	From January 1, 2024 to March 31, 2024	From January 1, 2023 to December 31, 2023	From January 1, 2022 to December 31, 2022
Revenue	18,051,950	77,127,197	84,750,204
Operating profit	583,022	3,531,423	4,850,053
Profit	607,815	1,845,850	3,560,484
[Profit attributable to owners of the controlling company]	540,715	1,698,092	3,144,087
[Profit attributable to non-controlling interests]	67,100	147,758	416,397
Total comprehensive Income	962,017	2,330,891	3,794,358
[Total comprehensive income attributable to owners of the controlling company]	807,671	2,131,737	3,380,649
[Total comprehensive income attributable to non-controlling interests]	154,346	199,154	413,709
Earnings per share(KRW)	7,126	22,382	41,456
Number of Consolidated Companies	193	192	181

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

36

2. Separate Financial Statements

A. Summary

			(In millions of KRW)
Account	2024.1Q	2023	2022
	As of March 31, 2024	As of December 31, 2023	As of December 31, 2022
[Total current assets]	5,425,699	4,657,899	4,308,290
Cash and Cash equivalents	630,785	376,914	1,415,201
Trade accounts and notes receivable, net	1,020,755	238,332	128,991
Other receivables, net	54,892	68,821	40,288
Other short-term financial assets	3,677,897	3,940,743	2,515,375
Inventories	—	—	—
Other current assets	41,370	33,089	208,435
[Total non-current assets]	47,050,945	46,988,299	46,840,829
Other receivables, net	8,975	6,955	209,057
Other long-term financial assets	907,951	1,131,074	1,062,530
Investments in Subsidiaries, associates, and joint ventures	45,601,052	45,321,370	45,187,628
Property, plant and equipment, net	196,706	197,787	145,006
Intangible assets, net	19,732	19,341	15,902
Other non-current assets	316,529	311,772	220,706
Total assets	52,476,644	51,646,198	51,149,119
[Total current liabilities]	1,881,578	1,819,670	118,993
[Total non-current Liabilities]	2,362,310	2,326,663	3,858,263
Total liabilities	4,243,888	4,146,333	3,977,256
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,370,557	1,370,557	1,360,894
[Hybrid bonds]	—	—	—

37

Account	2024.1Q	2023	2022
[Retained earnings]	48,275,653	47,505,885	47,409,675
[Other equity]	-1,895,857	-1,858,980	-2,081,109
Total equity	48,232,756	47,499,865	47,171,863

	From January 1, 2024 to March 31, 2024	From January 1, 2023 to December 31, 2023	From January 1, 2022 to December 31, 2022
Revenue	898,738	1,454,079	8,589,819
Operating profit	813,076	1,106,629	1,674,893
Profit	941,339	799,578	-467,852
Earnings per share(KRW)	12,406	10,539	-6,185

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

38

POSCO HOLDINGS INC.

and its subsidiaries

Interim condensed consolidated financial statements

for the three-month period ended March 31, 2024

with the independent auditor’s review report

Report on review of interim condensed consolidated financial statements

Ernst & Young Han Young 2-3F, 7-8F, Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim condensed consolidated financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed consolidated financial statements of POSCO HOLDINGS INC. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim condensed consolidated statement of financial position as of March 31, 2024, and the related interim condensed consolidated statement of comprehensive income, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2024, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed consolidated financial statements

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034, and for such internal control as management determines is necessary to enable the preparation of interim condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034.

1

A member firm of Ernst & Young Global Limited

Other matters

The interim condensed consolidated statement of comprehensive income, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2023, prepared in accordance with KIFRS 1034 and presented for comparative purposes, have been reviewed by Samjong KPMG, whose review report dated May 15, 2023 expressed an unqualified review conclusion thereon.

Moreover, the consolidated statement of financial position as of December 31, 2023, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) have been audited by Samjong KPMG, in accordance with KSA, whose report dated March 13, 2024 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2023, presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

May 16, 2024

This review report is effective as of May 16, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim interim condensed consolidated financial statements and may result in modification to this review report.

A member firm of Ernst & Young Global Limited

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated financial statements

for each of the three-month periods ended March 31, 2024 and 2023

“The accompanying interim condensed consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Kisub Jung

Representative Director and President

POSCO HOLDINGS INC.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position as of March 31, 2024 (Unaudited) and December 31, 2023

(in millions of Won)	Notes	March 31, 2024 (unaudited)		December 31, 2023
Assets

Cash and cash equivalents	21	~~W~~	6,873,603	6,670,879
Trade accounts and notes receivable, net	4,15,21,25,26,33		11,675,370	11,015,303
Other receivables, net	5,21,33		2,052,043	1,947,529
Other short-term financial assets	6,21		11,205,043	11,403,166
Inventories	7		13,975,042	13,825,514
Current income tax assets			105,146	101,979
Assets held for sale	8		5,336	406,945
Other current assets	14		907,812	840,984

Total current assets			46,799,395	46,212,299

Long-term trade accounts and notes receivable, net	4,21		48,882	42,516
Other receivables, net	5,21,33		1,552,424	1,452,445
Other long-term financial assets	6,21		2,909,986	2,708,325
Investments in associates and joint ventures	9		5,049,382	5,020,264
Investment property, net	11		1,579,084	1,616,294
Property, plant and equipment, net	12		36,670,868	35,206,248
Intangible assets, net	13		4,722,373	4,714,784
Defined benefit assets, net	19		486,152	464,758
Deferred tax assets			3,288,852	3,334,266
Other non-current assets	14		159,168	173,195

Total non-current assets			56,467,171	54,733,095

Total assets		~~W~~	103,266,566	100,945,394

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position, Continued

as of March 31, 2024 (Unaudited) and December 31, 2023

(in millions of Won)	Notes	March 31, 2024 (unaudited)		December 31, 2023
Liabilities

Trade accounts and notes payable	21,33	~~W~~	5,383,455	5,782,825
Short-term borrowings and current installments of long-term borrowings	15,21		12,341,916	10,959,217
Other payables	16,21,33		3,302,340	2,737,478
Other short-term financial liabilities	17,21		178,426	163,626
Current income tax liabilities			221,057	319,096
Liabilities directly associated with the assets held for sale	8		—	141,890
Provisions	18		357,987	419,744
Other current liabilities	20,25,26		1,291,997	1,337,642

Total current liabilities			23,077,178	21,861,518

Long-term borrowings, excluding current installments	15,21		15,403,396	15,011,163
Other payables	16,21		851,570	873,565
Other long-term financial liabilities	17,21		83,834	153,782
Defined benefit liabilities, net	19		68,107	38,754
Deferred tax liabilities			2,797,317	2,760,234
Long-term provisions	18		480,464	468,009
Other non-current liabilities	20		107,930	114,472

Total non-current liabilities			19,792,618	19,419,979

Total liabilities			42,869,796	41,281,497

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,655,599	1,663,334
Accumulated other comprehensive income	23		312,581	67,256
Treasury shares	24		(1,889,658)	(1,889,658)
Retained earnings			54,231,554	53,857,514

Equity attributable to owners of the controlling company			54,792,479	54,180,849
Non-controlling interests			5,604,291	5,483,048

Total equity			60,396,770	59,663,897

Total liabilities and equity		~~W~~	103,266,566	100,945,394

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of comprehensive income for each of the three-month periods ended March 31, 2024 and 2023 (Unaudited)

		Three-month period ended
(in millions of Won, except per share information)	Notes	March 31, 2024 (Unaudited)		March 31, 2023 (Unaudited)
Revenue	25,26,33	~~W~~	18,051,950	19,380,878
Cost of sales	26,30		(16,723,117)	(18,007,442)

Gross profit			1,328,833	1,373,436
Selling and administrative expenses	21,27,30
Other administrative expenses			(685,448)	(605,428)
Selling expenses			(60,363)	(63,305)

Operating profit			583,022	704,703
Share of profit of subsidiaries under equity method	9		77,818	113,799
Finance income and costs	21,28
Finance income			1,434,301	1,683,550
Finance costs			(1,258,182)	(1,572,842)
Other non-operating income and expenses	21,29,30
Other non-operating income			57,429	277,085
Other non-operating expenses			(161,877)	(205,038)

Profit before income tax			732,511	1,001,257
Income tax expense	31		(124,696)	(160,952)

Profit			607,815	840,305

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustement arising from investments in subsidiaries under equity method			1,035	726
Foreign currency translation differences			58,654	55,898
Remeasurements of defined benefit plans	19		5,518	(29,314)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		7,648	142,013
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustement arising from investments in subsidiaries under equity method			77,149	230,296
Foreign currency translation differences			204,605	249,044
Loss on valuation of derivatives	21		(407)	(939)

Other comprehensive income, net of tax			354,202	647,724

Total comprehensive income		~~W~~	962,017	1,488,029

Profit attributable to:
Owners of the controlling company		~~W~~	540,715	726,419
Non-controlling interests			67,100	113,886

Profit		~~W~~	607,815	840,305

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	807,671	1,325,264
Non-controlling interests			154,346	162,765

Total comprehensive income		~~W~~	962,017	1,488,029

Earnings per share (in Won)	32
Basic earnings per share (in Won)			7,126	9,577
Diluted earnings per share (in Won)		~~W~~	5,719	9,577

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity for each of the three-month periods ended March 31, 2024 and 2023 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company
	Share capital		Capital surplus	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Subtotal	Non- controlling interests	Total
Balance as of January 1, 2023	~~W~~	482,403	1,400,832	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401
Comprehensive income:
Profit		—	—	—	—	726,419	726,419	113,886	840,305
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(16,043)	(16,043)	(13,271)	(29,314)
Capital adjustment arising from investments in subsidiaries under equity method, net of tax		—	—	224,434	—	—	224,434	6,588	231,022
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	141,478	—	535	142,013	—	142,013
Foreign currency translation differences, net of tax		—	—	249,044	—	—	249,044	55,898	304,942
Loss on valuation of derivatives, net of tax		—	—	(603)	—	—	(603)	(336)	(939)

Total comprehensive income		—	—	614,353	—	710,911	1,325,264	162,765	1,488,029

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)	(77,109)	(228,807)
Changes in ownership interest in subsidiaries		—	156,139	(12,480)	—	—	143,659	(144,663)	(1,004)
Interest of hybrid bonds			—	—	—	—	—	(4,067)	(4,067)
Disposal of treasury shares		—	4,083	—	5,864	—	9,947	—	9,947
Share based payments		—	(9,087)	—	—	—	(9,087)	—	(9,087)
Others		—	1,509	(308)	—	(29,182)	(27,981)	19,248	(8,733)

Total transactions with owners of the controlling company		—	152,644	(12,788)	5,864	(180,880)	(35,160)	(206,591)	(241,751)

Balance as of March 31, 2023 (Unaudited)	~~W~~	482,403	1,553,476	157,575	(1,886,444)	53,495,210	53,802,220	5,701,459	59,503,679

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity, continued

for each of the three-month periods ended March 31, 2024 and 2023 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Total
	Share capital		Capital surplus	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Subtotal	Non- controlling interests
Balance as of January 1, 2024	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897
Comprehensive income:
Profit		—	—	—	—	540,715	540,715	67,100	607,815
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	3,831	3,831	1,687	5,518
Capital adjustment arising from investments in subsidiaries under equity method, net of tax		—	—	51,114	—	—	51,114	27,071	78,185
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(10,413)	—	18,123	7,710	(62)	7,648
Foreign currency translation differences, net of tax		—	—	204,605	—	—	204,605	58,654	263,259
Loss on valuation of derivatives, net of tax		—	—	(304)	—	—	(304)	(103)	(407)

Total comprehensive income		—	—	245,002	—	562,669	807,671	154,347	962,018

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)	(75,759)	(265,450)
Changes in subsidiaries		—	—	—	—	—	—	32,505	32,505
Changes in ownership interest in subsidiaries		—	(8,897)	—	—	—	(8,897)	12,344	3,447
Others		—	1,162	323	—	1,062	2,547	(2,194)	353

Total transactions with owners of the controlling company		—	(7,735)	323	—	(188,629)	(196,041)	(33,104)	(229,145)

Balance as of March 31, 2024 (Unaudited)	~~W~~	482,403	1,655,599	312,581	(1,889,658)	54,231,554	54,792,479	5,604,291	60,396,770

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of cash flows

for each of the three-month periods ended March 31, 2024 and 2023 (Unaudited)

(in millions of Won)		Three-month period ended
	Notes	March 31, 2024 (Unaudited)		March 31, 2023 (Unaudited)
Cash flows from investing activities
Profit		~~W~~	607,815	840,305
Adjustments for:
Depreciation			880,865	830,081
Amortization			122,641	122,791
Finance income			(1,065,156)	(1,145,674)
Finance costs			906,792	1,048,441
Income tax expense			124,696	160,952
Impairment loss on property, plant and equipment			40,631	—
Gain on disposal of property, plant and equipment			(5,997)	(2,286)
Loss on disposal of property, plant and equipment			13,365	18,687
Impairment loss on goodwill and other intangible assets			11	11
Gain on disposal of investments in subsidiaries, associates and joint ventures			(18)	(184,656)
Loss on disposal of investments in subsidiaries, associates and joint ventures			20	4,384
Share of profit of subsidiaries under equity method			(77,818)	(113,799)
Loss on disposal of assets held for sale			31,222	102,470
Post-employment benefit expense			62,248	51,337
Impairment loss on trade and other receivables			26,265	10,925
Loss on valuation of inventories			164,239	132,378
Reversal of provisions			(16,364)	—
Others, net			(14,590)	(45,464)

			1,193,052	990,578

Changes in operating assets and liabilities	35		(1,326,171)	(1,557,108)

Interest received			173,249	80,221
Interest paid			(348,419)	(227,422)
Dividends received			153,228	84,488
Income taxes paid			(167,612)	(481,947)

Net cash provided by (used in) operating activities		~~W~~	285,142	(270,885)

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of cash flows, continued

for each of the three-month periods ended March 31, 2024 and 2023 (Unaudited)

(in millions of Won)	Notes	March 31, 2024 (Unaudited)		March 31, 2023 (Unaudited)
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(4,459,494)	(29,316,847)
Proceeds from disposal of short-term financial instruments			4,797,564	27,629,441
Increase in loans			(296,521)	(245,917)
Collection of loans			256,327	291,315
Acquisitions of securities			(275,226)	(122,601)
Proceeds from disposal of securities			435,388	59,943
Acquisitions of long-term financial instruments			(3,437)	(593)
Acquisitions of investment in associates and joint ventures			(34,511)	(64,972)
Proceeds from disposal of investment in associates and joint ventures			1,800	379
Acquisitions of investment property			(1,516)	(146)
Proceeds from disposals of investment property			27	306
Acquisitions of property, plant and equipment			(1,843,327)	(1,353,532)
Proceeds from disposal of property, plant and equipment			702	750
Acquisitions of intangible assets			(77,683)	(98,958)
Proceeds from disposal of intangible assets			3,918	17,004
Collection of lease receivables			7,171	11,651
Cash flow from business combination			—	(150,201)
Others, net			(3,188)	(2,014)

Net cash used in investing activities			(1,492,006)	(3,344,992)

Cash flows from financing activities
Proceeds from borrowings			1,251,862	3,999,922
Repayment of borrowings			(1,139,406)	(972,728)
Proceeds from (repayment of) short-term borrowings, net			1,167,241	(528,476)
Capital contribution from non-controlling interests			36,505	38,353
Payment of cash dividends			(734)	(384)
Payment of interest of hybrid bonds			—	(4,087)
Repayment of lease liabilities			(40,779)	(48,161)
Others, net			71,008	22,107

Net cash provided by financing activities			1,345,697	2,506,546

Effect of exchange rate fluctuation on cash held			63,891	65,269

Net increase(decrease) in cash and cash equivalents			202,724	(1,044,062)
Cash and cash equivalents at beginning of the period			6,670,879	8,053,282

Cash and cash equivalents at end of the period		~~W~~	6,873,603	7,009,220

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

1. General Information

General information about POSCO HOLDINGS INC. (the “Company”), the controlling company, and its subsidiaries in the scope of consolidation, such as 53 domestic subsidiaries including POSCO INC. and 139 foreign subsidiaries including POSCO America Corporation, and 122 associates and joint ventures (collectively referred to as the “Group”) in accordance with KIFRS 1110 is as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages subsidiaries, etc. through ownership of their shares.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of March 31, 2024, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiary acquired or newly established during the three-month period ended March 31, 2024 is as follows:

Company	Date of inclusion	Ownership (%)	Reason
POSCO CNGR Nickel Solution	January 2024	60.00	New establishment

2. Basis of preparation

Statement of compliance

The interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2023. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group incurred after December 31, 2023. These interim condensed consolidated financial statements do not include all of the disclosures required for full annual financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

2. Basis of preparation (cont’d)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the annual financial statements as of and for the year ended December 31, 2023 except for the matters mentioned below.

(b)	Measurement of fair value

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

3. Summary of Material Accounting Policy information

Except for the items described in KIFRS 1034 Interim Financial Reporting and below, the accounting policies applied by the Group in these interim condensed consolidated financial statements are the same as those applied to the consolidated financial statements as of and for the year ended December 31, 2023.

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period commenced January 1, 2024 described below, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2023.

(a)	Supplier Finance Arrangements - Amendments to KIFRS 1007 and KIFRS 1107

The amendments to KIFRS 1007 Statement of Cash Flows and KIFRS 1107 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The transition rules clarify that an entity is not required to provide the disclosures in any interim periods in the year of initial application of the amendments. Thus, the amendments had no impact on the Group’s interim condensed consolidated financial statements.

(b)	Amendments to KIFRS 1116: Lease Liability in a Sale and Leaseback

The amendments to KIFRS 1116 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments had no impact on the Group’s interim condensed consolidated financial statements.

(c)	Amendments to KIFRS 1001: Classification of Liabilities as Current or Non-current

The amendments to paragraphs 69 to 76 of KIFRS 1001 specify the requirements for classifying liabilities as current or non-current.

The amendments clarify:

•	what is meant by a right to defer settlement;

•	that a right to defer must exist at the end of the reporting period;

•	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

3. Summary of Material Accounting Policy information (cont’d)

In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments had no impact on the Group’s interim condensed consolidated financial statements.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Trade accounts and notes receivable	~~W~~	10,154,501	9,382,640
Due from customers for contract work		1,792,859	1,916,238
Less: Allowance for doubtful accounts		(271,990)	(283,575)

	~~W~~	11,675,370	11,015,303

Non-current
Trade accounts and notes receivable	~~W~~	126,899	89,839
Less: Allowance for doubtful accounts		(78,017)	(47,323)

	~~W~~	48,882	42,516

Consolidated entities discounted accounts receivable in accordance with accounts receivable factoring agreements with financial institutions in three-month periods ended March 31, 2024 and in year ended December 31, 2023. This transaction is a transaction with the right to appeal because the consolidated entity is obligated to pay the amount to the bank, etc. if the trade receivables are not recovered at maturity, and the transaction is accounted for as collateral borrowing. As of the three-month period ended March 31, 2024 and the year ended December 31, 2023, the book value of accounts receivable according to the transaction is ~~W~~116,640 million and ~~W~~132,942 million, respectively, and the amount is included in the short-term borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

5. Other Receivables

Other receivables as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Short-term Loans	~~W~~	311,716	223,011
Other accounts receivable		1,411,071	1,433,423
Accrued income(* 1)		250,726	237,154
Deposits		136,538	125,854
Others		25,729	15,349
Lease receivables		24,262	23,948
Less: Allowance for doubtful accounts		(107,999)	(111,210)

	~~W~~	2,052,043	1,947,529

Non-current
Long-term Loans(* 1)	~~W~~	1,314,133	1,204,645
Other accounts receivable		196,597	186,492
Accrued income		205,353	184,739
Deposits		295,042	308,185
Lease receivables		76,233	78,994
Less: Allowance for doubtful accounts		(534,934)	(510,610)

	~~W~~	1,552,424	1,452,445

(*1)

The Company recognized a full provision for bad debt of ~~W~~258,332 million for other bonds to FQM Australia Holdings Pty Ltd., an affiliated company due to low possibility of collecting other bonds during the year ended December 31, 2023.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

6. Other Financial Assets

Other financial assets as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Derivatives assets	~~W~~	195,920	166,873
Debt securities		297,403	295,619
Deposit instruments(* 1)		4,722,751	4,400,267
Short-term financial instruments(* 1)		5,988,969	6,540,407

	~~W~~	11,205,043	11,403,166

Non-current
Derivatives assets	~~W~~	217,565	134,269
Equity securities(* 2)		1,855,239	1,793,531
Debt securities		89,544	87,778
Other securities(* 2)		722,418	669,687
Deposit instruments(* 1)		25,213	23,060
Long-term financial instruments		7	—

	~~W~~	2,909,986	2,708,325

(*1)	As of March 31, 2024 and December 31, 2023, financial instruments amounting to ~~W~~164,925 million and ~~W~~101,888 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)

As of March 31, 2024 and December 31, 2023, ~~W~~202,141 million and ~~W~~181,617 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Finished goods	~~W~~	2,511,828	2,615,009
Merchandise		1,022,478	1,049,467
Semi-finished goods		2,834,190	3,039,516
Raw materials		3,418,105	3,237,691
Fuel and materials		949,262	921,742
Construction inventories		254,838	256,558
Materials-in-transit		3,163,922	2,965,306
Others		97,931	87,802

		14,252,554	14,173,091

Less: Allowance for inventories valuation(* 1)		(277,512)	(347,577)

	~~W~~	13,975,042	13,825,514

(*1)	In the three-month periods ended March 31, 2024 and the year ended March 31, 2023, the revamped inventory asset valuation losses are ~~W~~73,505 million and ~~W~~106,535 million, respectively.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023 (* 1)
Asset
Account receivables and other receivables	~~W~~	—	728
Inventories		—	39,054
Other financial assets		—	119,881
Property, plant and equipment		5,336	149,612
Intangible assets		—	97,372
Others		—	298

	~~W~~	5,336	406,945

Liability
Other payables	~~W~~	—	22,180
Provisions		—	119,710

	~~W~~	—	141,890

(*1)

POSCO Canada Ltd., a subsidiary of the consolidated entity decided to invest in kind in the assets and liabilities of Greenhills Mine and the shares of Elkview Mine Limited Partnership, which were respectively accounted for as investment stock in joint ventures and financial assets at fair value through profit or loss, in a partnership to be established by the principal operator and major shareholder, Tech Coal Partnership, during the year ended December 31, 2023, and recognized ~~W~~401,804 million of assets to be sold and ~~W~~141,890 million of liabilities to be sold.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024						December 31, 2023
Company	Number of shares	Ownership (% )	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co., Ltd.(* 1)	4,507,138	34.00	~~W~~	455,584	~~W~~	352,146	323,521
SNNC	18,130,000	49.00		90,650		71,680	100,692
Chun-cheon Energy Co., Ltd(* 1)	17,308,143	49.10		86,541		15,093	15,040
Pocheon-Hwado Highway Corp.(* 1)	7,109,230	27.89		35,546		22,927	23,998
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	1,181,160	29.53		5,906		13,928	13,967
DaeSung SnM Co., Ltd (formerly, Daesung Steel)(* 2)	108,038	17.54		14,000		19,737	20,296
PCC Amberstone Private Equity Fund 1(* 2)	6,865,491,122	8.80		6,747		8,061	8,904
Others (50 companies)(* 1)						125,110	122,366

						628,682	628,784

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		294,040	287,282
AES Mong Duong Power Company Limited(* 1)	—	30.00		164,303		251,597	230,699
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		384,144	346,724
AMCI (WA) PTY LTD	49	49.00		209,664		60,044	60,225
NCR LLC	—	22.10		247,077		256,007	253,121
KOREA LNG LTD.	2,400	20.00		135,205		62,420	58,759
Nickel Mining Company SAS	3,234,698	49.00		157,585		82,193	87,967
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	648,530,000	40.00		120,072		107,218	105,300
PT. Wampu Electric Power(* 1)	8,708,400	20.00		10,054		16,496	15,632
POS-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		9,102	8,642
Others (32 companies)(* 1)						191,356	209,118

						1,714,617	1,663,469

					~~W~~	2,343,299	2,292,253

(*1)

As of March 31, 2024 and December 31, 2023, investments in associates amounting to ~~W~~670,768 million and ~~W~~650,116 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

As of March 31, 2024, the entities are classified as associates since the Group has significant influence over the investees although the Group’s percentage of ownership is less than 20%, considering the structure of the entities’ Board of Directors and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(b)	Details of investments in joint ventures as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024						December 31, 2023
Company	Number of shares	Ownership (% )	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS	11,568,000	60.00	~~W~~	115,680	~~W~~	151,936	155,748
Others (6 companies)						8,846	8,323

						160,782	164,071

[Foreign]
Roy Hill Holdings Pty Ltd(* 1)	13,117,972	12.50		1,528,672		1,345,654	1,400,009
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		437,852	419,192
KOBRASCO	2,010,719,185	50.00		32,950		103,306	99,768
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		118,995	111,001
DMSA/AMSA(* 1)	—	3.89		346,880		11,567	16,572
PT NICOLE METAL INDUSTRY(* 2)	76,382,353	49.00		292,780		292,984	284,351
HBIS-POSCO Automotive Steel Co. Ltd	—	50.00		235,251		207,689	208,765
Others (9 companies)						27,254	24,282

						2,545,301	2,563,940

					~~W~~	2,706,083	2,728,011

(*1)	As of March 31, 2024 and December 31, 2023, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)	During the year ended December 31, 2023, the Group acquired 49% of shares in PT NICOLE METAL INDUSTRY, for ~~W~~292,780 million and classified them as investments in joint ventures.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(c)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

1)	For the three-month period ended March 31, 2024

(in millions of Won)
Company	December 31, 2023 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(* 1)	March 31, 2024 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	323,521	25,680	(2,471)	5,416	—	352,146
SNNC		100,692	—	—	(29,012)	—	71,680
Chun-cheon Energy Co., Ltd		15,040	—	—	(365)	418	15,093
Pocheon-Hwado Highway Corp.		23,998	—	—	(1,071)	—	22,927
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		13,967	—	—	(38)	—	13,928
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		20,296	—	—	(559)	—	19,737
PCC Amberstone Private Equity Fund 1		8,904	—	—	(71)	(772)	8,061
POSCO MC MATERIALS		155,748	—	—	(3,812)	—	151,936
Others (56 companies)		130,689	2,755	(1,645)	3,247	(1,091)	133,956

		792,855	28,435	(4,116)	(26,265)	(1,445)	789,464

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		287,282	—	(15,015)	9,020	12,753	294,040
AES Mong Duong Power Company Limited		230,699	—	—	10,121	10,777	251,597
9404-5515 Quebec Inc.		346,724	—	—	17,186	20,234	384,144
AMCI (WA) PTY LTD		60,225	—	—	(909)	728	60,044
NCR LLC		253,121	—	—	360	2,526	256,007
KOREA LNG LTD.		58,759	—	(4,790)	4,734	3,717	62,420
Nickel Mining Company SAS		87,967	—	—	(7,641)	1,867	82,193
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		105,300	—	—	(940)	2,858	107,218
PT. Wampu Electric Power		15,632	—	—	196	668	16,496
POS-SeAH Steel Wire(Nantong) CO., Ltd.		8,642	—	—	108	352	9,102
Roy Hill Holdings Pty Ltd		1,400,009	—	(114,870)	58,800	1,715	1,345,654
POSCO-NPS Niobium LLC		419,192	—	(8,041)	7,935	18,766	437,852
KOBRASCO		99,768	—	—	2,488	1,050	103,306
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,001	—	—	5,129	2,865	118,995
DMSA/AMSA		16,572	—	—	(5,663)	658	11,567
PT NICOLE METAL INDUSTRY		284,351	—	—	(89)	8,722	292,984
HBIS-POSCO Automotive Steel Co.Ltd		208,765	—	—	(6,782)	5,706	207,689
Others (41 companies)		233,400	2,343	(9,144)	10,030	(18,020)	218,610

		4,227,409	2,343	(151,860)	104,083	77,942	4,259,918

	~~W~~	5,020,264	30,778	(155,976)	77,818	76,497	5,049,382

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the three-month period ended March 31, 2024.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

2)	For the year ended December 31, 2023

(in millions of Won)
Company	December 31, 2022 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(* 1)	December 31, 2023 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	352,500	—	(10,020)	(18,802)	(157)	323,521
SNNC		182,414	—	—	(81,803)	81	100,692
QSONE Co.,Ltd.(*2)		86,378	—	—	245	(86,623)	—
Chun-cheon Energy Co., Ltd		9,513	—	—	4,990	537	15,040
Pocheon-Hwado Highway Corp.		27,165	636	—	(3,803)	—	23,998
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,605	—	—	(638)	—	13,967
DaeSung SnM Co., Ltd		20,469	—	—	75	(248)	20,296
PCC Amberstone Private Equity Fund 1		9,326	—	(622)	562	(362)	8,904
POSCO MC MATERIALS		161,465	—	(9,000)	3,176	107	155,748
Others (55 companies)		160,553	16,439	(4,292)	1,966	(43,977)	130,689

		1,024,388	17,075	(23,934)	(94,032)	(130,642)	792,855

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		290,318	—	(59,295)	50,340	5,919	287,282
AES Mong Duong Power Company Limited		209,594	—	(33,839)	38,782	16,162	230,699
9404-5515 Quebec Inc.		331,261	—	(14,251)	16,494	13,220	346,724
FQM Australia Holdings Pty Ltd		98,103	—	—	(111,783)	13,680	—
Eureka Moly LLC		14,574	—	—	(15,020)	446	—
AMCI (WA) PTY LTD		57,830	—	—	(503)	2,898	60,225
NCR LLC		187,372	65,542	—	(6,999)	7,206	253,121
KOREA LNG LTD.		29,124	—	(21,106)	21,060	29,681	58,759
Nickel Mining Company SAS		90,636	—	—	(8,358)	5,689	87,967
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		98,933	15,640	—	(8,435)	(838)	105,300
PT. Wampu Electric Power		16,659	—	(1,624)	1,890	(1,293)	15,632
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,590	—	—	98	(46)	8,642
Roy Hill Holdings Pty Ltd		1,418,022	—	(367,445)	292,478	56,954	1,400,009
POSCO-NPS Niobium LLC		412,002	—	(35,543)	35,148	7,585	419,192
KOBRASCO		103,044	—	(36,471)	21,795	11,400	99,768
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,219	—	(12,386)	12,669	(501)	111,001
DMSA/AMSA		23,740	—	—	(7,681)	513	16,572
PT NICOLE METAL INDUSTRY		—	292,780	—	39	(8,468)	284,351
HBIS-POSCO Automotive Steel Co. Ltd		216,138	—	—	(6,765)	(608)	208,765
Others (37 companies)		255,004	—	(52,444)	38,461	(7,621)	233,400

		3,972,163	373,962	(634,404)	363,710	151,978	4,227,409

	~~W~~	4,996,551	391,037	(658,338)	269,678	21,336	5,020,264

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2023.

(*2)

During the year ended December 31, 2023, the Company acquired an additional 50% of the shares held by an external shareholder of QSONE Co.,Ltd., which was previously classified as an investment in an associate. As a result, the Company gained control of the company and consolidated it.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(d)	Summarized financial information of associates and joint ventures as of and for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

1)	March 31, 2024

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	4,451,021	3,817,568	633,453	173,846	20,542
SNNC		614,608	449,922	164,686	139,497	(59,591)
Chun-cheon Energy Co., Ltd		589,531	468,784	120,747	110,330	2,642
Pocheon-Hwado Highway Corp.		750,142	628,854	121,288	2,234	260
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,739	2,872	16,867	—	(130)
DaeSung SnM Co., Ltd		180,093	98,959	81,134	20,215	(3,188)
PCC Amberstone Private Equity Fund 1		96,249	4,603	91,646	5	(805)
POSCO MC MATERIALS		383,505	128,386	255,119	44,760	(5,453)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,838,833	664,562	1,174,271	95,289	36,019
AES Mong Duong Power Company Limited		1,739,481	946,450	793,031	124,068	33,736
9404-5515 Quebec Inc.		1,561,385	—	1,561,385	—	66,471
FQM Australia Holdings Pty Ltd		187,585	1,298,686	(1,111,101)	52,225	(162,369)
KOREA LNG LTD.		312,194	92	312,102	24,240	23,671
Nickel Mining Company SAS		500,388	271,331	229,057	41,298	(23,162)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		326,628	58,076	268,552	27,597	(2,350)
PT. Wampu Electric Power		205,171	125,712	79,459	2,907	981
POS-SeAH Steel Wire(Nantong) Co., Ltd.		84,375	49,169	35,206	27,360	444
Roy Hill Holdings Pty Ltd		10,447,683	2,871,895	7,575,788	1,793,097	568,277
POSCO-NPS Niobium LLC		875,502	—	875,502	—	15,659
KOBRASCO		233,199	27,193	206,006	24,291	15,252
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		726,076	276,960	449,116	474,574	20,515
DMSA/AMSA		3,123,331	2,826,044	297,287	184,731	(145,610)
HBIS-POSCO Automotive Steel Co.Ltd		877,556	452,955	424,601	119,560	(15,006)
PT NICOLE METAL INDUSTRY		406,454	2,578	403,876	—	(182)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

2)	December 31, 2023

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	4,228,568	3,669,074	559,494	14,002	(28,880)
SNNC		612,992	388,715	224,277	766,011	(168,553)
Chun-cheon Energy Co., Ltd		571,495	453,390	118,105	502,879	10,453
Pocheon-Hwado Highway Corp.		583,935	462,900	121,035	—	(1,824)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		19,995	2,998	16,997	5,595	(2,160)
DaeSung SnM Co., Ltd		178,251	93,930	84,321	108,660	430
PCC Amberstone Private Equity Fund 1		105,145	3,923	101,222	12,134	6,391
POSCO MC MATERIALS		431,090	170,518	260,572	194,238	2,998
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,758,765	611,484	1,147,281	434,358	201,031
AES Mong Duong Power Company Limited		1,612,793	889,424	723,369	449,807	129,274
9404-5515 Quebec Inc.		1,430,295	—	1,430,295	—	63,809
FQM Australia Holdings Pty Ltd		180,931	1,219,922	(1,038,991)	453,626	(1,480,586)
KOREA LNG LTD.		94,661	136	94,525	108,081	105,300
Nickel Mining Company SAS		520,209	272,567	247,642	296,130	(26,786)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		297,683	33,927	263,756	34,372	(21,081)
PT. Wampu Electric Power		206,942	131,822	75,120	20,166	9,452
POS-SeAH Steel Wire(Nantong) Co., Ltd.		82,568	48,727	33,841	117,208	522
Roy Hill Holdings Pty Ltd		10,929,518	3,007,919	7,921,599	8,146,546	2,826,424
POSCO-NPS Niobium LLC		838,180	—	838,180	—	64,687
KOBRASCO		224,406	25,475	198,931	63,338	43,591
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		659,704	242,566	417,138	1,647,395	50,675
DMSA/AMSA		3,058,209	2,632,239	425,970	1,106,369	(197,482)
HBIS-POSCO Automotive Steel Co., Ltd		826,886	398,751	428,135	340,341	(12,584)
PT NICOLE METAL INDUSTRY		389,077	2,237	386,840	—	79

10. Joint Operations

Details of significant joint operations that the Group is participating in as a party to a joint arrangement as of March 31, 2024 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Samcheok Thermal Power Plant EPC (Unit 1, 2) construction work	Construction	49.00	Korea
Sinansan Line Double Track Train Private Investment project construction work	Construction	36.00	Korea
Panama Metro Line 3 Project construction work	Construction	20.00	Panama
2*600 MW Matarbari Ultra Super Critical Coal-Fired Power construction work	Construction	67.00	Bangladesh
Yongmun 123 Construction work Reconstruction Maintenance Project	Construction	70.00	Korea
Songdo B5 Block officetel Project Construction work	Construction	80.00	Korea
Jeonju Seosin-dong Housing Redevelopment Project	Construction	70.00	Korea
Anyang Jinheung Apartment Construction work	Construction	45.00	Korea

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

11. Investment Property

Changes in the carrying amount of investment property for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the three-month period ended March 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(* 1)	Ending
Land	~~W~~	787,304	1,710	—	—	(215)	33,512	822,311
Buildings		655,786	1,506	—	(6,812)	(456)	(60,512)	589,512
Structures		1,873	—	—	(228)	—	185	1,830
Right-of-use assets		171,331	—	(27)	(11,679)	—	5,806	165,431

	~~W~~	1,616,294	3,216	(27)	(18,719)	(671)	(21,009)	1,579,084

(*1)	Includes reclassification resulting from changes in purpose of use, and adjusted foreign currency translation difference and others.

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Others(* 1)	Ending
Land	~~W~~	308,523	54,891	473,301	(60)	—	(49,351)	787,304
Buildings		593,505	1,006	83,739	(303)	(28,902)	6,741	655,786
Structures		1,356	—	—	—	(1,049)	1,566	1,873
Right-of-use assets		170,647	216	—	(78)	(5,635)	6,181	171,331

	~~W~~	1,074,031	56,113	557,040	(441)	(35,586)	(34,863)	1,616,294

(*1)	Includes reclassification resulting from changes in purpose of use, and adjusted foreign currency translation difference and others.
(*2)	Represents increases in investment property due to business combination upon incorporation of QSONE Co.,Ltd. into a subsidiary during the year ended December 31, 2023.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

12. Property, Plant and Equipment

(a)	Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

1)	For the three-month period ended March 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(* 1)	Ending
Land	~~W~~	3,290,244	398	—	—	—	(10,653)	3,279,989
Buildings		4,427,632	3,139	(151)	(82,993)	(35)	133,387	4,480,979
Structures		3,081,524	472	(1,162)	(69,327)	(2,488)	250,904	3,259,923
Machinery and equipment		16,539,192	33,132	(2,872)	(591,975)	(38,108)	793,687	16,733,056
Vehicles		79,595	3,397	(452)	(7,530)	—	1,287	76,297
Tools		128,865	10,055	(183)	(13,784)	—	5,933	130,886
Furniture and fixtures		189,887	7,855	(512)	(14,175)	—	4,569	187,624
Right-of-use assets		998,305	46,597	(2,028)	(79,992)	—	104,763	1,067,645
Bearer plants		137,331	—	—	(2,370)	—	2,135	137,096
Construction-in-progress		6,333,673	1,940,033	(401)	—	—	(955,932)	7,317,373

	~~W~~	35,206,248	2,045,078	(7,761)	(862,146)	(40,631)	330,080	36,670,868

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(* 2)	Disposals	Depreciation	Impairment loss(* 3,4)	Others(* 1)	Ending
Land	~~W~~	3,103,165	83,489	32,565	(7,502)	—	(5,471)	83,998	3,290,244
Buildings		4,174,894	53,344	5,770	(14,619)	(326,280)	(28,614)	563,137	4,427,632
Structures		3,162,927	16,498	3,651	(6,915)	(261,970)	(28,483)	195,816	3,081,524
Machinery and equipment		16,422,830	211,181	—	(63,195)	(2,401,947)	(202,885)	2,573,208	16,539,192
Vehicles		52,131	34,004	—	(782)	(26,322)	—	20,564	79,595
Tools		90,961	40,170	—	(607)	(52,444)	(77)	50,862	128,865
Furniture and fixtures		173,345	36,975	655	(1,516)	(61,947)	(63)	42,438	189,887
Right-of-use assets		921,198	243,433	—	(15,095)	(170,386)	—	19,155	998,305
Bearer plants		141,720	—	—	—	(9,579)	—	5,190	137,331
Construction-in-progress		3,538,025	6,388,837	—	(2,269)	—	(8,420)	(3,582,500)	6,333,673

	~~W~~	31,781,196	7,107,931	42,641	(112,500)	(3,310,875)	(274,013)	(28,132)	35,206,248

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

(*2)

Represents increases in property, plant and equipment upon reclassification of QSONE Co.,Ltd., which was previously an associate, into a subsidiary by acquiring additional shares during the year ended December 31, 2023.

(*3)

The consolidated entity calculated the net fair value for individual assets that were suspended due to some changes in operation plans, such as lithium production facilities in Gwangyang and Argentina, and recognized an impairment loss of ~~W~~196,207 million for property, plant and equipment whose recoverable amount was less than the book value during the year ended December 31, 2023.

(*4)

The consolidated entity calculated the value of use for the hydrogen peroxide manufacturing facility in Gwangyang, which had signs of damage due to changes in raw material prices and changes in production plans during the year ended December 31, 2023, and recognized an impairment loss of ~~W~~46,535 million for property, plant and equipment whose recoverable amount was less than the book value.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

12. Property, Plant and Equipment (cont’d)

(b)

Changes in the carrying amount of right-of-use assets presented as investment property and property, plant and equipment for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

1)	For the three-month period ended March 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	363,789	638	(10,737)	(27,099)	326,591
Buildings and structures		151,366	29,346	(8,598)	65,383	237,497
Machinery and equipment		355,604	10,415	(58,156)	78,957	386,820
Vehicles		48,228	5,212	(4,552)	(4)	48,884
Ships		220,754	—	(6,470)	—	214,284
Others		29,895	986	(3,158)	(8,722)	19,001

	~~W~~	1,169,636	46,597	(91,671)	108,515	1,233,077

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	368,167	10,470	(15,582)	734	363,789
Buildings and structures		163,648	49,929	(52,697)	(9,514)	151,366
Machinery and equipment		319,021	73,761	(55,481)	18,303	355,604
Vehicles		18,652	38,410	(16,456)	7,622	48,228
Ships		215,496	28,178	(22,920)	—	220,754
Others		6,862	42,901	(12,885)	(6,983)	29,895

	~~W~~	1,091,846	243,649	(176,021)	10,162	1,169,636

(c)	The amounts recognized in profit or loss related to leases for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Interest on lease liabilities	~~W~~	12,346	9,307
Expenses related to short-term leases		18,935	7,481
Expenses related to leases of low-value assets		6,656	5,353

	~~W~~	37,937	22,141

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

13. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill and other intangible assets for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the three-month period ended March 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(* 2)	Ending
Goodwill	~~W~~	403,172	—	—	—	—	145	403,317
Intellectual property rights		3,029,651	80,971	—	(75,073)	—	18,981	3,054,530
Membership(* 1)		138,184	944	(777)	(41)	(11)	126	138,425
Development expense		126,818	1,428	—	(18,810)	—	1,658	111,094
Port facilities usage rights		182,411	—	—	(3,700)	—	—	178,711
Exploratation and evaluation assets		163,446	7,231	—	—	—	4,304	174,981
Development assets		10,235	223	—	—	—	(31)	10,427
Customer relationships		196,895	—	—	(11,120)	—	(45)	185,730
Other intangible assets		463,972	22,393	(176)	(13,897)	—	(7,134)	465,158

	~~W~~	4,714,784	113,190	(953)	(122,641)	(11)	18,004	4,722,373

(*1)	Estimated useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(* 2)	Others(* 3)	Ending
Goodwill	~~W~~	442,487	—	—	—	(36,093)	(3,222)	403,172
Intellectual property rights		3,136,072	208,874	(5)	(321,752)	(89,986)	96,448	3,029,651
Membership(* 1)		132,942	7,360	(1,920)	(170)	11	(39)	138,184
Development expense		116,171	13,130	(97)	(73,319)	—	70,933	126,818
Port facilities usage rights		197,211	—	—	(14,800)	—	—	182,411
Exploratation and evaluation assets		100,991	67,000	—	—	(1,204)	(3,341)	163,446
Development assets		78,970	27,831	—	—	—	(96,566)	10,235
Customer relationships		241,311	—	—	(44,478)	—	62	196,895
Other intangible assets		392,296	139,100	(625)	(43,674)	(2,055)	(21,070)	463,972

	~~W~~	4,838,451	463,295	(2,647)	(498,193)	(129,327)	43,205	4,714,784

(*1)	Estimated useful life of membership is indefinite.
(*2)

During the year ended December 31, 2023, POSCO Canada Ltd., a subsidiary, decided to make an investment in kind by investing Greenhills Mine, which had been recognized as a joint operation, to a new partnership established by Teck Coal Partnership, the main operator. POSCO Canada Ltd. estimated the recoverable amount considering the fair value and acquired shares of the new partnership, and recognized an impairment loss of ~~W~~ 88,518 million since recoverable amounts are less than their carrying amounts.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

14. Other Assets

Other assets as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Advance payments	~~W~~	518,764	593,300
Prepaid expenses		359,672	226,960
Firm commitment asset		11,614	3,418
Others		17,762	17,306

	~~W~~	907,812	840,984

Non-current
Long-term advance payments	~~W~~	30,972	46,989
Long-term prepaid expenses		27,794	30,232
Others		100,402	95,974

	~~W~~	159,168	173,195

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (% )	March 31, 2024		December 31, 2023
Short-term borrowings
Bank overdrafts	JP Morgan and others	April, 2023~March, 2024	April, 2024~December, 2024	3.65 ~ 7.55	~~W~~	67,338	69,160
Short-term borrowings	HSBC and others	April, 2023~March, 2024	April, 2024~March, 2025	0.10 ~ 58.85		6,186,323	4,890,120

						6,253,661	4,959,280

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	September, 2001~March, 2024	April, 2024~December, 2024	0.25 ~ 9.15		1,067,318	990,088
Current portion of debentures	KB Securities co.,Ltd. and others	April, 2019~October, 2021	January, 2024~October, 2024	1.64 ~ 2.75		3,381,552	3,255,375
Less: Current portion of discount on debentures issued						(3,081)	(2,217)
Current portion of exchangable bonds(* 1)	Foreign currency exchangable bonds	September, 2021	September, 2026			1,642,466	1,756,691

						6,088,255	5,999,937

					~~W~~	12,341,916	10,959,217

(*1)

The issuance conditions of the exchangeable bonds issued by the Group are as follows. As of December 31, 2023, exchangeable bonds are reclassified as current liabilities because the bondholders’ put option for redemption has become exercisable within 12 months.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

15. Borrowings (cont’d)

Foreign currency exchangable bonds
Type of bond	Exchangable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : - - Yield to Maturity : (0.78%)

Maturity date	September 1, 2026

Redemption

1) Redemption at Maturity : Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum

2) Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)	446,504(*)

Underlying shares exchange	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders

- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the Issuer

- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds.

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance(Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc.

(*)	The exchange price has changed due to cash dividends paid during the three-month period ended March 31, 2024.

The Group has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

(b)	Long-term borrowings, excluding current portion and others, as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (% )	March 31, 2024		December 31, 2023
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~March, 2024	May, 2025~March, 2040	0.10 ~ 9.16	~~W~~	4,989,914	4,590,541
Less: Present value discount						(7,663)	(9,414)
Bonds	KB Securities co.,Ltd. and others	July, 2015~March, 2024	April, 2025~January, 2033	1.68 ~ 6.82		10,474,868	10,478,394
Less: Discount on debentures issued						(53,723)	(48,359)

					~~W~~	15,403,396	15,011,162

(c)	Assets pledged as collateral with regard to the borrowings as of March 31, 2024 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	4,424,563	8,056,242
Trade accounts and notes receivable	Korea Development Bank and others		116,640	116,640
Financial instruments	Shinhan Bank and others		73,364	73,279

		~~W~~	4,614,567	8,246,161

16. Other Payables

Other payables as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Accounts payable	~~W~~	1,282,463	1,174,097
Accrued expenses		1,230,017	1,046,891
Dividend payable		267,976	3,261
Lease liabilities		166,556	163,952
Withholdings		355,328	349,277

	~~W~~	3,302,340	2,737,478

Non-current
Accounts payable	~~W~~	8,545	14,143
Accrued expenses		8,133	8,073
Lease liabilities		753,656	760,368
Long-term withholdings		81,236	90,981

	~~W~~	851,570	873,565

17. Other Financial Liabilities

Other financial liabilities as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Derivative liabilities	~~W~~	48,934	38,631
Financial guarantee liabilities		4,302	5,114
Others(* 1)		125,190	119,881

	~~W~~	178,426	163,626

Non-current
Derivative liabilities	~~W~~	11,854	81,291
Financial guarantee liabilities		7,346	7,858
Others		64,634	64,633

	~~W~~	83,834	153,782

(*1)

The Group recognized other financial liabilities in connection with the put option agreement which POSCO FUTURE MATERIALS CANADA INC. (formerly, POSCO CHEMICAL CANADA INC.), a subsidiary, entered into with GM Battery Raw Materials Corporation.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

18. Provisions

(a)	Provisions as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	79,642	38,967	146,277	38,114
Provision for construction warranties		47,556	142,810	50,222	146,536
Provision for legal contingencies and claims(* 1)		21,210	50,456	20,893	52,169
Provision for the restoration(* 2)		6,834	178,254	14,567	161,253
Others(* 3,4,5)		202,745	69,977	187,785	69,937

	~~W~~	357,987	480,464	419,744	468,009

(*1)

The Group recognized probable outflow of resources amounting to ~~W~~37,918 million and ~~W~~45,712 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Group as of March 31, 2024 and December 31, 2023, respectively.

(*2)

Due to contamination of lands near the Group’s magnesium smelting plant located in Gangneung city and others, the Group recognized present values of estimated costs for recovery amounting to ~~W~~15,049 million as provisions for restoration as of March 31, 2024. In order to determine the estimated costs, the Group has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Group has applied a discount rate of 3.69%~3.72% to measure present value of these costs.

(*3)

As of March 31, 2024 and December 31, 2023, POSCO INTERNATIONAL Corporation and Korea Fuel Cell, recognized ~~W~~22,732 million and ~~W~~23,224 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)

As of March 31, 2024 and December 31, 2023, the Group has recognized emission liabilities amounting to ~~W~~9,065 million, for expected greenhouse gas emissions exceeding the quantity of free quota emission rights.

(*5)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy sources. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of March 31, 2024 and December 31, 2023, the Group recognized ~~W~~93,150 million and ~~W~~64,166 million respectively, as provision.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

18. Provisions (cont’d)

(b)	Changes in provisions for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

1)	For the three-month period ended March 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(* 1)	Ending
Provision for bonus payments	~~W~~	184,391	49,423	(111,831)	(3,350)	(24)	118,609
Provision for construction warranties		196,758	12,671	(9,512)	(4,187)	(5,364)	190,366
Provision for legal contingencies and claims		73,062	3,085	(941)	(4,667)	1,127	71,666
Provision for the restoration		175,820	7,534	(851)	(1,694)	4,279	185,088
Others		257,722	171,523	(16,068)	(172,930)	32,475	272,722

	~~W~~	887,753	244,236	(139,203)	(186,828)	32,493	838,451

(*1)	Includes adjusted foreign currency translation differences and others.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(* 1)	Ending
Provision for bonus payments	~~W~~	169,432	181,221	(158,529)	(6,063)	(1,670)	184,391
Provision for construction warranties		205,974	42,653	(49,117)	(8,350)	5,598	196,758
Provision for legal contingencies and claims		106,341	16,327	(48,144)	(3,599)	2,137	73,062
Provision for the restoration		191,146	104,227	(9,887)	(80)	(109,586)	175,820
Others		423,013	189,227	(255,001)	(112,909)	13,392	257,722

	~~W~~	1,095,906	533,655	(520,678)	(131,001)	(90,129)	887,753

(*1)	Includes transfer to liabilities held for sale and adjusted foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	18,669	18,211

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Present value of funded obligations	~~W~~	2,412,498	2,445,797
Fair value of plan assets(* 1)		(2,842,586)	(2,902,714)
Present value of non-funded obligations		12,044	30,912

Net defined benefit liabilities	~~W~~	(418,044)	(426,005)

(*1)

As of March 31, 2024 and December 31, 2023, the Group recognized net defined benefit assets amounting to ~~W~~486,152 million and ~~W~~464,758 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	The amounts recognized in interim condensed consolidated statements of comprehensive income for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Current service costs	~~W~~	67,822	59,112
Net interest costs		(5,574)	(7,775)

	~~W~~	62,248	51,337

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

20. Other Liabilities

Other liabilities as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Due to customers for contract work	~~W~~	550,077	624,632
Advances received		347,261	304,441
Unearned revenue		69,289	69,062
Withholdings		295,668	297,442
Firm commitment liability		9,072	20,136
Others(* 1)		20,630	21,929

	~~W~~	1,291,997	1,337,642

Non-current
Unearned revenue	~~W~~	3,747	8,889
Others(* 1)		104,183	105,583

	~~W~~	107,930	114,472

(*1)

As of March 31, 2024 and December 31, 2023, the Group recognized the assumed liability amounting to ~~W~~52,646 million and ~~W~~56,325 million, respectively related to unfavorable terms of a customer contract relative to market-terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2024 and December 31, 2023 are as follows:

①	March 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	408,179	—	408,179	—	408,179
Short-term financial instruments		5,988,969	—	5,988,969	—	5,988,969
Equity securities		85,108	55,246	—	29,862	85,108
Debt securities		91,665	—	76,051	15,614	91,665
Other securities		722,418	—	270	722,148	722,418
Derivative hedging instruments(* 2)		5,306	—	5,306	—	5,306
Fair value through other comprehensive income
Equity securities		1,770,131	1,346,495	—	423,636	1,770,131
Financial assets measured at amortized cost(* 1)
Cash and cash equivalents		6,873,603	—	—	—	—
Trade accounts and notes receivable		9,945,751	—	—	—	—
Other receivables		3,002,530	—	—	—	—
Debt securities		295,282	—	—	—	—
Deposit instruments		4,747,964	—	—	—	—

	~~W~~	33,936,906	1,401,741	6,478,775	1,191,260	9,071,776

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	49,347	—	49,347	—	49,347
Borrowings		1,642,466	1,642,466	—	—	1,642,466
Other financial Liabilities		189,823	—	—	189,823	189,823
Derivative hedging instruments(* 2)		11,442	—	11,442	—	11,442
Financial liabilities measured at amortized cost(* 1)
Trade accounts and notes payable		5,383,455	—	—	—	—
Borrowings		26,102,846	—	25,663,278	—	25,663,278
Financial guarantee liabilities		11,648	—	—	—	—
Others		3,745,485	—	—	—	—

	~~W~~	37,136,512	1,642,466	25,724,067	189,823	27,556,356

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

21. Financial Instruments (cont’d)

②	December 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	291,541	—	291,541	—	291,541
Short-term financial instruments		6,540,407	—	6,540,407	—	6,540,407
Equity securities		99,254	61,665	—	37,589	99,254
Debt securities		88,196	—	75,183	13,013	88,196
Other securities		669,687	—	270	669,417	669,687
Derivative hedging instruments(* 2)		9,601	—	9,601	—	9,601
Fair value through other comprehensive income
Equity securities		1,694,277	1,539,205	—	155,072	1,694,277
Financial assets measured at amortized cost(* 1)
Cash and cash equivalents		6,670,879	—	—	—	—
Trade accounts and notes receivable		9,155,853	—	—	—	—
Other receivables		2,750,036	—	—	—	—
Debt securities		295,201	—	—	—	—
Deposit instruments		4,423,327	—	—	—	—

	~~W~~	32,688,259	1,600,870	6,917,002	875,091	9,392,963

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	116,748	—	116,748	—	116,748
Borrowings		1,756,691	1,756,691	—	—	1,756,691
Other financial Liabilities		119,258	—	—	119,258	119,258
Derivative hedging instruments(* 2)		3,174	—	3,174	—	3,174
Financial liabilities measured at amortized cost(* 1)
Trade accounts and notes payable		5,782,825	—	—	—	—
Borrowings		24,213,689	—	24,310,166	—	24,310,166
Financial guarantee liabilities		12,972	—	—	—	—
Others		3,241,459	—	—	—	—
Other financial Liabilities		65,256	—	—	—	—

	~~W~~	35,312,072	1,756,691	24,430,088	119,258	26,306,037

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

2)	Finance income and costs by category of financial instrument for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

①	For the three-month period ended March 31, 2024

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	72,433	—	12,393	92	84,918	—
Derivative assets		—	154,550	—	(42,116)	—	112,434	—
Financial assets at fair value through other comprehensive income		—	—	—	—	18,118	18,118	7,648
Financial assets measured at amortized cost		172,436	—	340,296	(17,429)	(34)	495,269	—
Financial liabilities at fair value through profit or loss		—	144,001	(32,435)	—	—	111,566	—
Derivative liabilities		—	98,899	—	59,745	—	158,644	(407)
Financial liabilities measured at amortized cost		(246,801)	—	(552,891)	—	(5,138)	(804,830)	—

	~~W~~	(74,365)	469,883	(245,030)	12,593	13,038	176,119	7,241

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

21. Financial Instruments (cont’d)

②	For the three-month period ended March 31, 2023

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	2,069	316,923	—	80,787	286	400,065	—
Derivative assets		—	252,443	—	30,226	—	282,669	—
Financial assets at fair value through other comprehensive income		—	—	—	—	16,840	16,840	142,013
Financial assets measured at amortized cost		102,222	—	377,909	(18,703)	1,014	462,442	—
Financial liabilities at fair value through profit or loss		—	(72,632)	(74,481)	—	—	(147,113)	—
Derivative liabilities		—	(59,217)	—	(53,062)	—	(112,279)	(939)
Financial liabilities measured at amortized cost		(244,560)	—	(540,933)	—	(6,423)	(791,916)	—

	~~W~~	(140,269)	437,517	(237,505)	39,248	11,717	110,708	141,074

(b)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2023.

22. Share Capital and Capital Surplus

(a) Share capital as of March 31, 2024 and December 31, 2023 is as follows:

(Share, in Won)	March 31, 2024		December 31, 2023
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(* 1)		84,571,230	84,571,230
Shared capital(* 2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2024, total number of American depository receipts (ADRs) outstanding in overseas stock market amounts to 20,307,420 and such ADRs are equivalent to 5,076,855 shares of common stock.
(*2)	As of March 31, 2024, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury stocks.

(b)	Capital surplus as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Other capital surplus		382,780	390,515

	~~W~~	1,655,599	1,663,334

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

23. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(129,850)	(180,964)
Changes in fair value of equity investments at fair value through other comprehensive income		142,866	153,279
Foreign currency translation differences		299,211	94,605
Gains or losses on valuation of derivatives		(948)	(644)
Others		1,302	980

	~~W~~	312,581	67,256

24. Treasury Shares

Based on the Board of Directors’ resolution, the Group holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

(shares, in millions of Won)	March 31, 2024			December 31, 2023
	Number of shares	Amount		Number of shares	Amount
Beginning	8,695,023	~~W~~	1,889,658	8,722,053	~~W~~	1,892,308
Disposal of treasury shares	—		—	(27,030)		(2,650)

Ending	8,695,023	~~W~~	1,889,658	8,695,023	~~W~~	1,889,658

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

25. Revenue

(a)	Disaggregation of revenue

Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

1)	March 31, 2024

(in millions of Won)			Green Infrastructure
	Steel		Trading	Construction	Logistics and others	Green Materials and Energy	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,591,149	4,632,333	—	3,526	897,391	—	15,124,399
Revenue from services		235,862	699,574	25,258	83,633	1,877	3,890	1,050,094
Revenue from construction contract		—	—	1,813,979	—	7,092	—	1,821,071
Others		33,765	1,861	3,638	10,410	—	6,712	56,386

	~~W~~	9,860,776	5,333,768	1,842,875	97,569	906,360	10,602	18,051,950

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,624,914	4,634,194	12,079	13,936	897,391	6,712	15,189,226
Revenue recognized over time		235,862	699,574	1,830,796	83,633	8,969	3,890	2,862,724

	~~W~~	9,860,776	5,333,768	1,842,875	97,569	906,360	10,602	18,051,950

2)	March 31, 2023

(in millions of Won)			Green Infrastructure
	Steel		Trading	Construction	Logistics and others	Green Materials and Energy	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	10,095,108	4,835,208	—	9,298	899,086	—	15,838,700
Revenue from services		194,662	1,061,987	38,476	51,326	1,615	6,515	1,354,581
Revenue from construction contract		—	—	1,923,329	—	15,451	—	1,938,780
Others		40,708	156,084	1,803	16,387	—	33,835	248,817

	~~W~~	10,330,478	6,053,279	1,963,608	77,011	916,152	40,350	19,380,878

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	10,135,816	4,991,291	9,471	25,718	899,086	33,835	16,095,217
Revenue recognized over time		194,662	1,061,988	1,954,137	51,293	17,066	6,515	3,285,661

	~~W~~	10,330,478	6,053,279	1,963,608	77,011	916,152	40,350	19,380,878

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Receivables
Account receivables	~~W~~	9,945,840	9,155,853
Contract assets
Due from customers for contract work		1,778,412	1,901,966
Contract liabilities
Advance received		350,309	309,441
Due to customers for contract work		550,077	624,632
Unearned revenue		72,967	77,908

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

26. Contract under Input Method

(a)	Details of outstanding contracts as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024			December 31, 2023
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	26,139,685	383,750	28,663,723	272,321
Accumulated contract profit		1,982,653	41,138	2,499,061	36,954
Accumulated contract loss		(563,840)	(18,123)	(688,962)	(8,916)
Accumulated contract revenue		27,558,498	406,765	30,473,822	300,359

(b)	Details of due from customers for contract work and due to customers for contract work as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024			December 31, 2023
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,764,601	28,258	1,873,681	42,557
Due to customers for contract work		(536,995)	(13,082)	(608,339)	(16,293)

	~~W~~	1,227,606	15,176	1,265,342	26,264

(c)	Details of the provisions for construction loss as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Construction segment	~~W~~	41,880	48,825
Others		981	1,749

	~~W~~	42,861	50,574

(d)

For the three-month period ended March 31, 2024, the total contract revenues and the estimated total contract costs have changed and the impact of such changes on profit before income tax for the current and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total contract revenues		Changes in estimated total contract costs	Net income	Future income	Total
Construction segment	~~W~~	11,841	35,144	(23,066)	(237)	(23,303)
Others		77,073	51,167	21,776	4,130	25,906

	~~W~~	88,914	86,311	(1,290)	3,893	2,603

The above details of impact on profit for the current and future periods are calculated based on the total contract costs estimated considering the events that occurred for the period from the commencement date of the contract to March 31, 2024 and the estimated total contract revenue as of March 31, 2024. The estimated total contract costs and revenue are subject to change in future periods.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

26. Contract under Input Method (cont’d)

(e) Uncertainty of estimates

1) Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Group’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2) Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

27. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Wages and salaries	~~W~~	303,851	284,774
Expenses related to post-employment benefits		23,844	26,624
Other employee benefits		77,529	62,608
Travel		10,377	9,527
Depreciation		40,830	38,865
Amortization		27,213	22,523
Communication		3,890	2,700
Electricity		3,673	2,794
Taxes and public dues		15,237	15,182
Rental		4,765	11,318
Repairs		3,468	2,577
Entertainment		3,993	3,934
Advertising		20,352	21,077
Research & development		49,345	36,144
Service fees		53,347	36,601
Vehicles maintenance		2,008	1,922
Industry association fee		2,321	3,397
Conference		4,817	5,205
Others		16,849	14,226
Bad debt expenses		17,739	3,430

	~~W~~	685,448	605,428

(b) Selling expenses

Selling expenses for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Freight and custody expenses	~~W~~	6,080	15,843
Operating expenses for distribution center		265	740
Sales commissions		22,054	22,421
Sales advertising		200	737
Sales promotion		2,743	3,254
Sample		567	499
Sales insurance premium		8,239	8,548
Contract cost		17,866	7,331
Others		2,349	3,932

	~~W~~	60,363	63,305

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

28. Finance Income and Costs

Details of finance income and costs for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Finance income
Interest income(* 1)	~~W~~	172,436	104,291
Dividend income		18,210	17,126
Gain on foreign currency transactions		304,843	480,378
Gain on foreign currency translations		302,527	333,156
Gain on derivatives transactions		78,174	58,351
Gain on valuations of derivatives		300,348	268,938
Gain on disposal of financial assets at fair value through profit or loss		25,287	86,923
Gain on valuation of financial assets at fair value through profit or loss		85,306	328,463
Gain on valuation of financial liabilities at fair value through profit or loss		144,001	—
Others		3,169	5,924

	~~W~~	1,434,301	1,683,550

Finance costs
Interest expenses	~~W~~	246,801	244,560
Loss on foreign currency transactions		266,068	436,378
Loss on foreign currency translations		586,332	614,661
Loss on derivatives transactions		60,545	81,187
Loss on valuation of derivatives		46,899	75,712
Loss on disposal of trade accounts and notes receivable		17,429	18,703
Loss on disposal of financial assets at fair value through profit or loss		12,894	6,136
Loss on valuation of financial assets at fair value through profit or loss		12,873	11,540
Loss on valuation of financial liabilities at fair value through profit or loss		—	72,632
Others		8,341	11,333

	~~W~~	1,258,182	1,572,842

(*1)	Interest income calculated using the effective interest method for each of the three-month periods ended March 31, 2024 and 2023 amounts to ~~W~~172,436 million and ~~W~~102,222 million, respectively.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Other non-operating income
Recovery of other bad debt expenses	~~W~~	2,322	324
Gain on disposals of investment in subsidiaries, associates and joint ventures(* 1)		18	184,656
Gain on disposals of property, plant and equipment		5,997	2,286
Gain on valuation of firm commitment		13,447	8,536
Reversal of other provisions		2,459	8,302
Premium income		296	7,281
Gain on bargain purchase(* 1)		—	32,965
Gain on disposals of emission rights		2,970	—
Others		29,920	32,736

	~~W~~	57,429	277,086

Other non-operating expenses
Other bad debt expenses	~~W~~	10,847	7,820
Loss on disposals of assets held for sale(* 2)		31,222	102,470
Loss on disposals of investments in subsidiaries, associates and joint ventures		20	4,384
Loss on disposals of property, plant and equipment		13,365	18,687
Impairment loss on property, plant and equipment		40,631	—
Impairment loss on intangible assets		11	—
Loss on valuation of firm commitment		1,309	8,878
Idle tangible asset expenses		1,466	6,367
Increase to provisions		3,079	1,271
Donations		23,133	28,807
Others		36,794	26,354

	~~W~~	161,877	205,038

(*1)

During the three-month period ended March 31, 2023, investments in QSONE Co.,Ltd. which had been previously classified as investments in associates were reclassified as investments in subsidiaries. As a result, the Group recognized ~~W~~184,556 million of gain on disposals of investment in associates and ~~W~~32,965 million of gain on bargain purchase.

(*2)

During the three-month period ended March 31, 2023, the Group disposed of CSP - Compania Siderurgica do Pecem, which was classified as assets held for sale and recognized ~~W~~102,470 million of loss on disposals of assets held for sale.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for each of the three-month periods ended March 31, 2024 and 2023 are as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2024		March 31, 2023
Raw material used, changes in inventories and others	~~W~~	10,465,365	12,579,632
Employee benefits expenses		1,211,194	1,065,766
Outsourced processing cost		2,549,589	2,419,422
Electricity and water expenses		322,578	274,880
Depreciation(* 1)		880,865	830,080
Amortization		122,641	122,791
Freight and custody expenses		674,468	514,299
Sales commissions		22,054	22,421
Loss on disposal of property, plant and equipment		13,365	18,687
Impairment loss on property, plant and equipment		40,631	—
Impairment loss on intangible assets		11	—
Donations		23,133	28,807
Others		1,304,911	1,003,233

	~~W~~	17,630,805	18,880,018

(*1)	Includes depreciation of investment property.

31. Income Taxes

The effective tax rates of the Group for each of the three-month periods ended March 31, 2024 and 2023 are 17.02% and 16.07%, respectively.

In 2023, the Pillar Two legislation has been enacted in the Republic of Korea, where the parent company of the Group is domiciled, and will be effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Group calculated the Pillar Two income tax expense for the three-month period ended March 31, 2024 as the Group is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. As a result of the Group’s assessment on the Pillar Two income taxes, the Group concluded that no Pillar Two income taxes will be levied on the Group for the three-month period ended March 31, 2024 since its subsidiaries and the parent company required to pay taxes are qualified for the application of transitional exemption or their effective tax rates are above 15%. Furthermore, the Group applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes, and accordingly, the Group did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

32. Earnings per Share

(a)	Basic earnings per share for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in Won, except per share information)	M arch 31, 2024		M arch 31, 2023
Profit attributable to controlling interest	~~W~~	540,715,276,945	726,419,322,644
Weighted-average number of common shares outstanding(* 1)		75,876,207	75,849,177

Basic earnings per share	~~W~~	7,126	9,577

(*1)	The weighted-average number of common shares used to calculate basic earnings per share is as follows:

(shares)	M arch 31, 2024	M arch 31, 2023
Total number of common shares issued	84,571,230	84,571,230
Weighted-average number of treasury shares	(8,695,023)	(8,722,053)

Weighted-average number of common shares outstanding	75,876,207	75,849,177

(b)	Diluted earnings per share for the three-month period ended March 31, 2024 are calculated as follows:

(in Won, except share information)	M arch 31, 2024
Profit attributable to controlling interest	~~W~~	540,715,276,945
Gain or loss from revaluation of and exchange rate on exchangeable bonds		(87,838,993,624)
Adjusted weighted-average number of common shares outstanding(* 1)		79,189,781
Diluted earnings per share		5,719

(*1)	The weighted-average number of common shares outstanding used to calculate diluted earnings per share is as follows:

(shares)	March 31, 2024
Weighted-average number of common shares outstanding	75,876,207
Weighted-average number of potential common shares	3,313,574

Adjusted weighted-average number of common shares	79,189,781

The Group’s exchangeable bonds and Share-based Payment Program are its potential common shares with dilutive effect as of March 31, 2024 and 2023. Diluted earnings per share for the three-month period ended March 31, 2023 are equal to basic earnings per share for the period due to anti-dilutive effect.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

33. Related Party Transactions

(a)	Material transactions between the Group and related parties for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

1)	For the three-month period ended March 31, 2024

(in millions of Won)	Sales and others(* 1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(* 1)
New Songdo International City
Development, LLC	~~W~~	57,107	—	—	—	94
SNNC		27,914	—	3	120,908	9
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		14,232	—	—	587	—
Gunggi Green Energy		7,796	—	—	—	1,416
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		3,496	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		13,642	—	—	1	—
South-East Asia Gas Pipeline Company Ltd.		—	15,015	—	—	—
POSCO MC MATERIALS		28,943	—	—	1,172	177
Samcheok Blue Power Co., Ltd.		74,533	2,471	169	—	—
Pocheon-Hwado Highway Corp.		44,812	—	—	—	—
POSCO(Guangdong) Automotive Steel Co., Ltd		67,017	—	—	77,103	—
HBIS-POSCO Automotive Steel Co., Ltd		14,036	—	—	5,657	—
Roy Hill Holdings Pty Ltd		—	114,870	—	439,363	—
Others		24,506	23,620	171	42,008	23,404

	~~W~~	378,034	155,976	343	686,799	25,100

(*1)	As of March 31, 2024, the Group provides payment guarantees to related parties (see Note 34).

2)	For the three-month period ended March 31, 2023

(in millions of Won)	Sales and others(* 1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(* 1)
New Songdo International City
Development, LLC	~~W~~	48,400	—	—	—	119
SNNC		45,184	—	3	151,036	871
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		12,939	—	—	9	—
Gunggi Green Energy		7,710	—	—	—	1,994
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		5,246	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		10,420	—	—	74	—
South-East Asia Gas Pipeline Company Ltd.		—	6,407	—	—	—
POSCO MC MATERIALS		23,753	—	—	2,220	73
Samcheok Blue Power Co., Ltd.		146,075	2,498	—	—	—
Pocheon-Hwado Highway Corp.		18,224	—	—	—	2
POSCO(Guangdong) Automotive Steel Co., Ltd		2,525	—	—	54,366	—
HBIS-POSCO Automotive Steel Co., Ltd		34,407	—	—	—	—
Roy Hill Holdings Pty Ltd		—	40,554	—	486,103	—
Others		27,593	29,767	4,569	66,857	24,458

	~~W~~	382,476	79,226	4,572	760,665	27,517

(*1)	As of March 31, 2023, the Group provides payment guarantees to related parties (see Note 34).

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

33. Related Party Transactions (cont’d)

(b)	The balances of receivables and payables arising from significant transactions between the Group and related parties as of March 31, 2024 and December 31, 2023 are as follows:

1)	March 31, 2024

(in millions of Won)	Receivables(* 1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City
Development, LLC	~~W~~	57,543	—	20,255	77,798	—	7,885	7,885
Gunggi Green Energy		11,471	—	8,450	19,921	—	594	594
POSCO(Guangdong) Automotive Steel Co., Ltd		57,257	—	4	57,261	54,399	—	54,399
AMCI(WA)PTYLTD		—	131,945	—	131,945	—	—	—
HBIS-POSCO Automotive Steel Co., Ltd		19,894	—	129	20,023	277	7,043	7,320
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		4,203	—	—	4,203	—	—	—
Samcheok Blue Power Co., Ltd.		182,731	—	180	182,911	—	8,298	8,298
Nickel Mining Company SAS		—	65,382	385	65,767	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		15,929	—	—	15,929	—	—	—
POSCO MC MATERIALS		10,586	—	49	10,635	1,601	—	1,601
Pocheon-Hwado Highway Corp.		22,459	—	—	22,459	—	14,879	14,879
UITrans LRT Co., Ltd.		1,116	48,719	8,868	58,703	—	3,486	3,486
Roy Hill Holdings Pty Ltd		91,837	—	24,019	115,856	237,936	14	237,950
SNNC		12,957	—	83	13,040	16,838	1,529	18,367
FQM Australia Holdings Pty Ltd		—	267,131	—	267,131	—	—	—
Others		22,858	16,917	124,501	164,276	8,451	5,677	14,128

	~~W~~	510,841	530,094	186,923	1,227,858	319,502	49,763	369,265

(*1)	As of March 31, 2024, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~421,452 million.

2)	December 31, 2023

(in millions of Won)	Receivables(* 1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City
Development, LLC	~~W~~	15,260	—	1,497	16,757	—	39,089	39,089
Gunggi Green Energy		10,714	—	8,450	19,164	—	149	149
POSCO(Guangdong) Automotive Steel Co., Ltd		59,910	—	3	59,913	52,961	—	52,961
AMCI(WA)PTYLTD		—	110,540	—	110,540	—	—	—
HBIS-POSCO Automotive Steel Co., Ltd		21,912	—	103	22,015	1,805	8,837	10,642
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		4,086	—	—	4,086	—	—	—
Samcheok Blue Power Co., Ltd.		162,759	—	213	162,972	—	9,605	9,605
Nickel Mining Company SAS		—	64,197	582	64,779	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		14,162	—	—	14,162	—	—	—
POSCO MC MATERIALS		13,835	—	82	13,917	1,156	—	1,156
Pocheon-Hwado Highway Corp.		33,944	—	—	33,944	—	7,712	7,712
UITrans LRT Co., Ltd.		—	46,335	8,395	54,730	—	2,398	2,398
Roy Hill Holdings Pty Ltd		88,217	—	22,002	110,219	263,440	—	263,440
SNNC		15,072	—	60	15,132	25,352	1,731	27,083
FQM Australia Holdings Pty Ltd		—	256,938	1,394	258,332	—	—	—
Others		17,499	16,589	124,849	158,937	4,837	5,599	10,436

	~~W~~	457,370	494,599	167,630	1,119,599	349,551	75,478	425,029

(*1)	As of December 31, 2023, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~404,872 million.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

33. Related Party Transactions (cont’d)

(c)	Major financial transactions between the Group and related parties for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

1)	For the three-month period ended March 31, 2024

(in millions of Won)	Beginning		Lend	Collect	Others(* 1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	46,335	2,386	(2)	—	48,719
PT. Tanggamus Electric Power		4,826	—	(644)	109	4,291
Nickel Mining Company SAS		64,197	—	—	1,185	65,382
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		2,579	—	—	115	2,694
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		112,177	1,167	—	18,601	131,945
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		5,158	—	—	229	5,386
FQM Australia Holdings Pty Ltd		256,938	—	—	10,193	267,131
POHANG E&E Co. , LTD		1,646	518	—	—	2,164

	~~W~~	496,238	4,071	(646)	30,432	530,094

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Lend	Collect	Others(* 1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	36,510	9,825	—	—	46,335
PT. Tanggamus Electric Power		5,014	—	(270)	82	4,826
PT. Wampu Electric Power		3,988	—	(4,063)	75	—
Nickel Mining Company SAS		63,024	—	(2,322)	3,495	64,197
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		3,802	—	(1,323)	100	2,579
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,604	—	(7,828)	224	—
AMCI (WA) PTY LTD		104,281	6,620	—	1,276	112,177
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		10,138	—	(5,321)	341	5,158
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		12,673	—	(13,219)	546	—
FQM Australia Holdings Pty Ltd		247,868	2,637	—	6,433	256,938
POHANG E&E Co., LTD		100	1,546	—	—	1,646
POSCO(Guangdong) Automotive Steel Co., Ltd.		35,131	—	(35,131)	—	—

	~~W~~	532,515	20,628	(69,477)	12,572	496,238

(*1)	Includes adjusted foreign currency translation differences and others.

(d)	For each of the three-month periods ended March 31, 2024 and 2023, details of compensation to key management officers are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Short-term benefits	~~W~~	43,273	54,840
Long-term benefits		2,953	2,558
Retirement benefits		8,761	13,800

	~~W~~	54,987	71,198

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Group’s business and operations.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies

(a)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees provided by the Group as of March 31, 2024 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	200,000,000	269,360	—	—
	POSCO Argentina S.A.U	HSBC and others	USD	411,900,000	554,747	381,595,483	513,933
POSCO	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	60,000,000	80,808	60,000,000	80,808
	POSCO-VIETNAM Co., Ltd.	Shinhan Bank and others	USD	110,000,000	148,148	80,000,000	107,744
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	2,060,300,000	2,774,813	1,023,496,118	1,378,445
	POSCO COATED STEEL (THAILAND) CO., LTD.	HSBC and others	THB	4,800,000,000	177,168	3,936,000,000	145,278
	POSCO Maharashtra Steel Private Limited	DBS	USD	40,000,000	53,872	40,000,000	53,872
	POSCO ASSAN TST STEEL INDUSTRY Inc	Citibank and others	USD	136,500,000	183,839	136,500,000	183,839
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	POSCO Asia Co., Ltd.	USD	180,000,000	242,424	150,000,000	202,020
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB Singapore	USD	20,880,000	28,121	9,400,000	12,660
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	POSCO Asia Co., Ltd.	USD	13,200,000	17,778	11,000,000	14,815
	PT. Bio Inti Agrindo	BTPN and others	IDR	1,232,000,000,000	104,597	1,160,000,000,000	98,484
	POSCO ASSAN TST STEEL INDUSTRY Inc	Woori Bank Hong Kong and others	USD	13,650,000	18,384	13,650,000	18,384
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	67,340	19,459,800	26,208
	POSCO INTERNATIONAL JAPAN Corp.					6,628,021	8,927
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	36,364	27,000,000	36,364
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	6,000,000	8,081	6,000,000	8,081
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	102,903,407	138,590	53,201,703	71,652
	Posco International Mexico e-Mobility S.A DE C.V.	Export-Import Bank of Korea and others	USD	31,054,800	41,825	30,379,000	40,914
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	1,010	750,000	1,010
POSCO Eco & Challenge Co., Ltd.	POSCO E&C Vietnam Co., Ltd.	Credit Agricole and others	USD	25,000,000	33,670	25,000,000	33,670
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	18,838	9,952,170	13,404
POSCO FUTURE M CO., LTD.	ULTIUM CAM GP INC.	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	298,014	—	—
POSCO WIDE Co., Ltd	POSCO Eco & Challenge Co., Ltd.	Seoul Guarantee Insurance	KRW	92	92	92	92

[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	SMBC	EUR	46,000,000	66,835	46,000,000	66,835
POSCO	LLP POSUK Titanium	SMBC London	USD	13,250,000	17,845	13,250,000	17,845
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank Bahrain	USD	6,650,000	8,956	6,300,000	8,485
POSCO Eco & Challenge Co., Ltd.(*1)	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	137,500	137,500	137,500	137,500

[Others]
POSCO Eco & Challenge Co., Ltd.(*2)	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	1,550,534	1,550,534	646,933	646,933
POSCO WIDE Co., Ltd.	Korea Electric Power Corporation and others	Seoul Guarantee Insurance	KRW	1,830	1,830	1,830	1,830
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	16,754,695	14,701	16,754,695	14,701
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	797,595,643	12,881	797,595,643	12,881

			USD	3,523,025,154	4,744,813	2,103,562,295	2,833,080
			KRW	1,689,956	1,689,956	786,355	786,355
			IDR	1,232,000,000,000	104,597	1,160,000,000,000	98,484
			INR	797,595,643	12,881	797,595,643	12,881
			THB	4,800,000,000	177,168	3,936,000,000	145,278
			EUR	46,000,000	66,835	46,000,000	66,835
			AUD	16,754,695	14,701	16,754,695	14,701
			CAD	299,562,500	298,014	—	—

(*1)	The above contingencies include PF contracts, which provide credit enhancement through payment guarantee in relation to the SOC projects as of March 31, 2024.
(*2)	The above contingencies include PF contracts, which guarantee the subcontractors’ intermediate payment loans in relation to the maintenance projects and others as of March 31, 2024.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies (cont’d)

2)	Details of credit enhancements by type of the Group’s PF business as of March 31, 2024 are as follows:

①	Maintenance projects and others

a.	Information about maturity of the loans related to PF credit enhancements such as debt acceptance and fund supplementation is as follow:

(in millions of Won)								Balance of the loans
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount		Executed amount	Total	Within 3 months	3~6 months	6 months~1 year	1 year~2 years	2 years~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd.	Other projects	JB CLARK HILLS CORP	Main PF	Debt assumption	~~W~~	44,444	37,037	37,037	—	—	—	37,037	—	—
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption		676,000	520,000	465,617	446,017	—	19,600	—	—	—
[Others]
POSCO Eco & Challenge Co., Ltd.	Maintenance projects	Bangbae Shindonga Apartment Reconstruction and Maintenance Project Association, etc.	Main PF	Debt assumption		912,046	725,020	404,360	20,654	59,700	83,812	122,545	94,217	23,432
	Other projects	Mastern 123 Yeoju Samgyo PFV co., Ltd.	Main PF	Debt assumption		63,700	49,000	49,000	—	49,000	—	—	—	—
	Other projects	Civic Center PFV	Bridge loan	Debt assumption		45,000	45,000	45,000	—	—	45,000	—	—	—
	Other projects	Daon I & P	Main PF	Joint guarantee		36,000	30,000	1,100	—	—	—	1,100	—	—
	Other projects	Ecocity	Main PF	Debt assumption		53,300	41,000	39,700	—	—	—	—	39,700	—
POSCO DX	Other projects	Jeonnong schoo keeper co. and others	Main PF	Supplemental fundingagreement		1,122,320	123,309	456,273	—	—	—	—	—	456,273

						2,232,366	1,013,329	995,433	20,654	108,700	128,812	123,645	133,917	479,705

					~~W~~	2,952,810	1,570,366	1,498,087	466,671	108,700	148,412	160,682	133,917	479,705

(*1)

The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects consist of construction of office buildings, retail shops, warehouses and educational facilities.

b.	Details of conditional debt acceptance and principal and interest repayment commitments in the event of non-compliance with completion guarantee covenant as of March 31, 2024 are as follows:

(in millions of Won)	Number of constructions	Contract amount		Contingency amount(* 1)(* 2)	Balance of loans
Maintenance projects	22	~~W~~	5,952,929	3,659,129	1,697,294
Other projects	1		110,340	35,000	34,300

	23	~~W~~	6,063,269	3,694,129	1,731,594

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt acceptance upon loan origination amounts to ~~W~~118,500 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of guarantee for construction completion may vary depending on factors such as the reasons attributable to the project participants upon actual execution of guarantee for the responsibility completion.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies (cont’d)

c.	Details of contingencies of claim for damages in the event of non-compliance with construction completion covenant as of March 31, 2024 are as follows:

(in millions of Won)	Number of constructions	Contract amount		Contingency amount(* 1)(* 2)	Balance of loans
Maintenance projects	1	~~W~~	309,260	76,000	20,000
Other projects	37		9,414,459	7,688,504	5,916,493

	38	~~W~~	9,723,719	7,764,504	5,936,493

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~79,000 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of guarantee for construction completion may vary depending on factors such as the reasons attributable to the project participants upon actual execution of guarantee for the responsibility completion.

②	SOC projects

Provider	Recipient	Credit enhancement measures	Number of constructions	Approved amount		Remaining balance after repayment
[Associates and joint ventures]
POSCO DX	UITrans LRT Co., Ltd(*1)	Providing funds and debt assumption	1	~~W~~	81,883	32,375
	Pocheon-Hwado Highway Corp.(*2)	Providing funds	1		24,923	22,323
POSCO Eco & Challenge Co., Ltd.	UITrans LRT Co., Ltd(*1)	Providing funds and debt assumption	1		205,051	163,591
	Pocheon-Hwado Highway Corp.(*2)	Providing funds	1		319,526	217,183
	POHANG E&E Co., LTD(*3)	Providing funds and supplemental funding agreement	1		71,930	49,328
	Pureun Tongyeong Enviro Co., Ltd.(*3)	Providing funds	1		22,714	11,991
	Pure Gimpo.Co.,Ltd(*3)	Providing funds	1		51,565	24,687
	Clean Iksan Co.,Ltd(*3)	Providing funds	1		44,054	‘23,652

			11		821,646	545,130

[Others]
POSCO DX	Western Inland highway CO.,LTD.	Providing funds	1		47,348	18,748
	Busan Sanseong Tunnel	Refinancing	1		7,621	13,792
POSCO Eco & Challenge Co., Ltd.	Western Seoul highway CO.,LTD.and others	Supplemental funding agreement	11		62,720	30,047
	Western Inland highway CO.,LTD.and others	Providing funds	44		2,884,654	1,261,140
	Pohang Youngil Bay New Port	Debt assumption	1		2,250	1,602
	Busan Sanseong Tunnel	Refinancing	1		35,296	26,750

			59		3,039,889	1,352,079

			70	~~W~~	3,861,535	1,897,209

(*1)	The Group provides a funding commitment of ~~W~~82,518 million (including other shares: ~~W~~290,068 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*2)	The Group provides a funding commitment of ~~W~~217,183 million (including other shares: ~~W~~423,524 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*3)	The Group provides a funding commitment of ~~W~~105,322 million (including other shares: ~~W~~192,785 million) equivalent to the Group’s share of the loan balance for the private investment project.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies (cont’d)

3)	Other guarantees

①

As of March 31, 2024, the payment guarantees that the Group provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by subscribing to insurance policies with guarantee insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount		Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd.	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	~~W~~	10,514	10,514	TRADE INSURANCE CORPORATION and others
POSCO WIDE Co., Ltd	POSCO	Letter of credit		30	30	Seoul Guarantee Insurance
	POSCO Eco & Challenge Co., Ltd.	Guarantee on performance and others		281	281	Seoul Guarantee Insurance
	POSCO DX	Guarantee on performance		53	53	Seoul Guarantee Insurance
	POSCO INTERNATIONAL Corporation	Guarantee on performance		313	313	Seoul Guarantee Insurance

				11,191	11,191

[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	PT.Tanggamus Electric Power	Letter of credit		2,732	2,732	Hana Bank
	PT. Wampu Electric Power	Letter of credit		2,963	2,963	Hana Bank
	Pocheon-Hwado Highway Corp.	Guarantee on performance for projects		23,315	23,315	Construction Guarantee Cooperative

				29,010	29,010

[Others]
POSCO Eco & Challenge Co., Ltd.	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd and others	Guarantee on performance for construction and others		7,245,196	7,245,161	Construction Guarantee Cooperative and others
POSCO WIDE Co., Ltd	Pureun Paju Co., Ltd. and others	Guarantee on performance and others		16,172	16,172	Seoul Guarantee Insurance
POSCO M-TECH	DONGKUK STEEL MILL CO.,LTD.	Guarantee on performance		1,309	1,309	Seoul Guarantee Insurance
Shinan Green Energy Co.,LTD.	Sinan-gun Jeollanam-do	Guarantee on performance		2,932	2,932	Seoul Guarantee Insurance
POSCO DX	Western Inland highway CO.,LTD. and others	Supplemental funding agreement and others		1,685	1,685	Kookmin Bank and others

				7,267,294	7,267,259

			~~W~~	7,307,495	7,307,460

②	As of March 31, 2024, the primary payment guarantees and other guarantees that the Group is provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	~~W~~	7,182,415	7,182,415
Engineering guarantee insurance	Guarantee on performance for EPC contracts and others		890,187	523,334
Seoul Guarantee Insurance	Construction performance guarantee and others		562,772	562,772
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		5,393,054	5,387,804
Deutsche Seoul	Guarantee on performance		16,138	16,138
Woori Bank and others	Foreign currency guarantee		2,045,543	799,607
Korea software financial cooperative	Guarantee on performance for contracts		120,816	120,816
Seoul Guarantee Insurance	Guarantee on performance for contracts		62,476	62,476
Construction Guarantee Cooperative	Guarantee on performance for contracts		5,735	5,735

		~~W~~	16,279,136	14,661,097

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies (cont’d)

(b) Other commitments

Details of other commitments of the Group as of March 31, 2024 are as follows:

Company	Description

POSCO HOLDINGS INC.

As of March 31, 2024, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2024, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 3,247,373 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of March 31, 2024.

POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2024, 54 million tons of iron ore and 13 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of March 31, 2024, there are 36 vessels under contract, and the average remaining contract period is about 7 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026. The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years. Meanwhile, POSCO INTERNATIONAL Corporation has signed an LNG SPA with Cheniere Marketing, LLC for the purpose of supplying LNG to POSCO. As an actual buyer of LNG, POSCO provides performance guarantee for POSCO INTERNATIONAL Corporation's SPA to producer, Cheniere Marketing, LLC. The performance guarantee contract period is from September 30, 2022 to the date of expiration of SPA contract which is September 30, 2046, or the date of termination of payment obligation under the guarantee contract.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

Company	Description

POSCO INTERNATIONAL Corporation

POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship's owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper's contractual obligations and rights are transferred to the Company. As of March 31, 2024, the amount which is exposed to the ship purchase agreements entered into is USD 31 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project's interests to Sumitomo and AHL (Ambatovy Holdings Limited) in December 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO Eco & Challenge Co., Ltd.	As of March 31, 2024, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment. Among them, the remaining amount of the core capital investment obligation is W17,509 million and the payment period is expected to be in the fourth quarter of 2024.

POSCO FUTURE MATERIALS CANADA INC. (formerly, POSCO CHEMICAL CANADA INC.)	In accordance with the GP Shareholders Agreement between POSCO FUTURE MATERIALS CANADA INC. and GM Battery Raw Materials Corporation (hereinafter referred to as GM), if, POSCO FUTURE M Co., LTD. (POSCO FUTURE MATERIALS CANADA INC's shareholders) fails to obtain approval for the export of national core technology under the 'Act On Prevention Of Divulgence And Protection Of Industrial Technology' in Korea within two years from the date of signing the agreement, GM may sell its shares of ULTIUM CAM GP INC. and ULTIUM CAM LIMITED PARTNERSHIP held by Posco Future Materials Canada Inc GM has the right to exercise this put option until the 27th month from the date of signing the agreement. When GM exercises the put option, Posco Future Materials Canada Inc. is required to immediately purchase GM's shares at a price of the fair market value of GM's shares or 125% of the total amount of capital contributions made by GM before the closing of the sale, whichever amount is greater. As of March 31, 2024, the Company recognized W124,567 million as other financial liabilities related to the terms of this agreement.

34. Commitments and Contingencies (cont’d)

(c)	Litigation in progress

The Group is involved in 323 lawsuits aggregating to ~~W~~1,066.8 billion as defendant as of March 31, 2024, which arise from the ordinary course of business such as claim for confirmation of employee status. The Group has recognized provisions amounting to ~~W~~37.9 billion for 55 lawsuits based on its reliable estimate of outflow of resources. However, the Group has not recognized any provisions for the other lawsuits and claim since the Group believes that it does not have a present obligation as of March 31, 2024(d) Other Contingencies

Other major contingencies for the Group as of March 31, 2024 are as follows:

Company	Description
POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of March 31, 2024, POSCO INTERNATIONAL Corporation has provided 24 blank promissory notes and 18 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd.	As of March 31, 2024, POSCO Eco & Challenge Co., Ltd. has provided 41 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX	As of March 31, 2024, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

35. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Trade accounts and notes receivable	~~W~~	217,454	(1,315,649)
Other receivables		30,838	33,485
Inventories		(223,071)	493,595
Other current assets		(27,605)	(92,647)
Other non-current assets		(50,774)	16,443
Trade accounts and notes payable		(578,270)	(37,946)
Other payables		(524,919)	(460,308)
Other current liabilities		(55,926)	(15,291)
Provisions		(93,129)	(106,523)
Payments of severance benefits		(115,519)	(130,665)
Plan assets		91,445	74,005
Other non-current liabilities		3,305	(15,607)

	~~W~~	(1,326,171)	(1,557,108)

36. Operating Segments

(a)

The Group’s operating businesses are organized based on the nature of markets and customers. During the three-month period ended March 31, 2024, the Group changed its internal organization and internal reporting structures. As a result, operating segments were re-categorized according to the revised reporting materials provided to the management for decision-making.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with KIFRS of the subsidiaries that constitute reportable operating segments.

Meanwhile the Group has classified the business segment and the subsidiaries in each segments are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

Green infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Green Materials and energy		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

(b)

The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated net income determined by KIFRS. Segment assets and liabilities are determined based on separate financial statements. There are various transactions of transactions between reporting segments, including disposal of property, plant and equipment and provision of construction services.

(c)	Information about reportable segments as of and for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

1)	For the three-month period ended March 31, 2024

(in millions of Won)	Steel		Greeen Infrastructure			Green materials and Energy	Others	Total
			Trading	Construction	Logistics and others
External revenues	~~W~~	9,860,776	5,333,768	1,842,875	97,569	906,360	10,602	18,051,950
Internal revenues		5,583,438	5,191,876	692,088	994,437	249,782	913,093	13,624,714
Inter segment revenues		3,666,779	2,406,856	658,689	990,263	247,113	908,215	8,877,915
Total revenues		15,444,214	10,525,644	2,534,963	1,092,006	1,156,142	923,695	31,676,664
Segment profits		210,072	173,696	80,356	38,762	25,244	931,635	1,459,765

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2024 and 2023 (Unaudited)

2)	For the three-month period ended March 31, 2023

	Steel		Greeen Infrastructure			Green materials and Energy	Others	Total
(in millions of Won)			Trading	Construction	Logistics and others
External revenues	~~W~~	10,330,478	6,053,279	1,963,608	77,011	916,152	40,350	19,380,878
Internal revenues		5,439,632	4,486,010	423,352	866,789	245,783	548,189	12,009,755
Inter segment revenues		3,743,290	2,200,659	400,262	865,680	245,148	544,741	7,999,780
Total revenues		15,770,110	10,539,289	2,386,960	943,800	1,161,935	588,539	31,390,633
Segment profits		275,699	184,573	68,234	47,100	48,028	569,980	1,193,614

36. Operating Segments (cont’d)

(d)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Total profit for reportable segments	~~W~~	1,459,765	1,193,614
Corporate fair value adjustments		(17,599)	200,800
Elimination of inter-segment profit		(834,351)	(554,109)
Income tax expense		124,696	160,952

Profit before income tax expense	~~W~~	732,511	1,001,257

37. Events after the reporting period

Pursuant to the resolution of the Board of Directors on May 14, 2024, the Group decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.7 billion).

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for the three-month period ended March 31, 2024

with the independent auditor’s review report

Report on review of interim condensed separate financial statements

Ernst & Young Han Young
2-3F, 7-8F, Taeyoung Building, 111, Yeouigongwon-ro,
Yeongdeungpo-gu, Seoul 07241 Korea

Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim condensed separate financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed separate financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the interim condensed separate statement of financial position as of March 31, 2024, and the related interim condensed separate statement of comprehensive income, interim condensed separate statement of changes in equity and interim condensed separate statement of cash flows for the three-month period ended March 31, 2024, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed separate financial statements

Management is responsible for the preparation and presentation of these interim condensed separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed separate financial statements are not prepared, in all material respects, in accordance with KIFRS 1034.

7

A member firm of Ernst & Young Global Limited

Other matters

The interim condensed separate statement of comprehensive income, interim condensed separate statement of changes in equity and interim condensed separate statement of cash flows for the three-month period ended March 31, 2023, prepared in accordance with KIFRS 1034 and presented for comparative purposes, have been reviewed by Samjong KPMG, whose review report dated May 15, 2023 expressed an unqualified review conclusion thereon.

Moreover, the separate statement of financial position as of December 31, 2023, and the related separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein), have been audited by Samjong KPMG, in accordance with KSA, whose report dated March 13, 2024 expressed an unqualified opinion thereon. The accompanying separate statement of financial position as of December 31, 2023, presented for comparative purposes, is not different, in all material respects, from the above audited separate statement of financial position.

May 16, 2024

This review report is effective as of May 16, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed separate financial statements and may result in modification to this review report.

A member firm of Ernst & Young Global Limited

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for each of the three-month periods ended March 31, 2024 and 2023

“The accompanying interim condensed separate financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Company.”

Kisub Jung

Representative Director and President

POSCO HOLDINGS INC.

POSCO HOLDINGS INC.

Interim condensed separate interim statements of financial position as of March 31, 2024 (Unaudited) and December 31, 2023

(in millions of Won)	Notes	March 31, 2024 (unaudited)		December 31, 2023
Assets
Cash and cash equivalents	18	~~W~~	630,785	376,914
Trade accounts and notes receivable, net	4,18,22		1,020,755	238,332
Other receivables, net	5,18,29		54,892	68,821
Other short-term financial assets	6,18		3,677,897	3,940,743
Current income tax assets			36,470	32,015
Other current assets	11		4,899	1,074

Total current assets			5,425,698	4,657,899

Other receivables, net	5,18,29		8,975	6,955
Other long-term financial assets	6,18		907,951	1,131,074
Investments in subsidiaries, associates and joint ventures	7		45,601,053	45,321,370
Investment property, net	8		309,218	309,900
Property, plant and equipment, net	9		196,706	197,787
Intangible assets, net	10		19,732	19,341
Other non-current assets	11		7,311	1,872

Total non-current assets			47,050,946	46,988,299

Total assets		~~W~~	52,476,644	51,646,198

(in millions of Won)	Notes	March 31, 2024 (unaudited)		December 31, 2023
Assets
Cash and cash equivalents	18	~~W~~	630,785	376,914
Trade accounts and notes receivable, net	4,18,22		1,020,755	238,332
Other receivables, net	5,18,29		54,892	68,821
Other short-term financial assets	6,18		3,677,897	3,940,743
Current income tax assets			36,470	32,015
Other current assets	11		4,899	1,074

Total current assets			5,425,698	4,657,899

Other receivables, net	5,18,29		8,975	6,955
Other long-term financial assets	6,18		907,951	1,131 ,074
Investments in subsidiaries, associates and joint ventures	7		45,601,053	45,321,370
Investment property, net	8		309,218	309,900
Property, plant and equipment, net	9		196,706	197,787
Intangible assets, net	10		19,732	19,341
Other non-current assets	11		7,311	1,872

Total non-current assets			47,050,946	46,988,299

Total assets		~~W~~	52,476,644	51,646,198

(continued)

1

POSCO HOLDINGS INC.

Condensed separate interim statements of financial position, continued

as of March 31, 2024 (Unaudited) and December 31, 2023

(in millions of Won)	Notes	March 31, 2024 (unaudited)		December 31, 2023
Liabilities
Short-term borrowings and current installments of long-term borrowings	12,18	~~W~~	1,642,466	1,756,691
Other current payables	13,18,22,29		221,195	39,739
Other short-term financial liabilities	14,18,29		1,903	1,571
Provisions	15		8,522	14,983
Other current liabilities	17,22		7,492	6,686

Total current liabilities			1,881,578	1,819,670

Long-term borrowings, excluding current installments	12,18		1,374	1,316
Other non-current payables	13,18,29		29,910	26,804
Other long-term financial liabilities	14,18,29		8,471	6,968
Defined benefit liabilities, net	16		2,013	4,283
Deferred tax liabilities			2,312,284	2,281,500
Long-term provisions	15,30		5,059	2,634
Other non-current liabilities	17,22		3,199	3,158

Total non-current liabilities			2,362,310	2,326,663

Total liabilities			4,243,888	4,146,333

Equity
Share capital	19		482,403	482,403
Capital surplus	19		1,370,557	1,370,557
Accumulated other comprehensive income (loss)	20		(6,199)	30,678
Treasury shares	21		(1,889,658)	(1,889,658)
Retained earnings			48,275,653	47,505,885

Total equity			48,232,756	47,499,865

Total liabilities and equity		~~W~~	52,476,644	51,646,198

The accompanying notes are an integral part of the interim condensed separate financial statements

2

POSCO HOLDINGS INC.

Condensed separate interim statements of comprehensive income for each of the three-month periods ended March 31, 2024 and 2023 (Unaudited)

		Three-month period ended
(in millions of won, except per share informations)	Notes	March 31, 2024 (Unaudited)		March 31, 2023 (Unaudited)
Operating revenue	22,29	~~W~~	898,738	562,987
Operating expenses	23,26,29		(85,662)	(69,097)

Operating profit			813,076	493,890

Finance income and costs	18,24
Finance income			209,425	161,129
Finance costs			(41,580)	(149,233)
Other non-operating income and expenses	25,26,29
Other non-operating income			170	8,266
Other non-operating expenses			(686)	(904)

Profit before income tax			980,405	513,148
Income tax benefit (expense)	27		(39,066)	38,593

Profit			941,339	551,741

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	16		(36)	(145)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,18,20		(18,721)	122,150

Total comprehensive income		~~W~~	922,582	673,746

Earnings per share (in Won)	28
Basic earnings per share (in Won)			12,406	7,274
Diluted earnings per share (in Won)		~~W~~	10,778	7,274

The accompanying notes are an integral part of the interim condensed separate financial statements.

.

3

POSCO HOLDINGS INC.

Interim condensed separate interim statements of changes in equity for each of the three-month periods ended March 31, 2024 and 2023

(Unaudited)

The accompanying notes are an integral part of the interim condensed separate financial statements.

(in millions of Won)	Share capital		Capital surplus	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total
Balance as of January 1, 2023	~~W~~	482,403	1,360,894	(188,801)	(1,892,308)	47,409,675	47,171,863
Comprehensive income:
Profit		—	—	—	—	551,741	551,741
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(145)	(145)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	121,814	—	336	122,150
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,699)	(151,699)
Disposal of treasury shares		—	4,083	—	5,864	—	9,947
Share-based payment		—	(7,085)	—	—	—	(7,085)

Balance as of March 31, 2023	~~W~~	482,403	1,357,892	(66,987)	(1,886,444)	47,809,908	47,696,772

Balance as of January 1, 2024	~~W~~	482,403	1,370,557	30,678	(1,889,658)	47,505,885	47,499,865
Comprehensive income:
Profit		—	—	—	—	941,339	941,339
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(36)	(36)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(36,877)	—	18,156	(18,721)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)

Balance as of March 31, 2024	~~W~~	482,403	1,370,557	(6,199)	(1,889,658)	48,275,653	48,232,756

The accompanying notes are an integral part of the interim condensed separate financial statements.

4

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows

for each of the three-month periods ended March 31, 2024 and 2023

(Unaudited)

		Three-month period ended
(in millions of Won)	Notes	March 31, 2024 (Unaudited)		March 31, 2023 (Unaudited)
Cash flows from operating activities
Profit		~~W~~	941,339	551,741
Adjustments for :
Post-employment benefit expense			1,708	2,540
Depreciation			3,406	2,735
Amortization			399	286
Impairment loss on trade and other receivables			106	—
Finance income			(208,245)	(158,018)
Dividend income			(850,028)	(520,174)
Finance costs			41,381	147,375
Gain on disposal of intangible assets			(54)	—
Loss on disposal of intangible assets			18	—
Decrease to provisions			(54)	(7,733)
Income tax expense (benefit)			39,066	(38,593)
Others			(34)	1,411

Changes in operating assets and liabilities	31		(40,877)	(39,290)
Interest received			18,993	12,615
Dividends received			99,092	30,431
Income taxes paid			(8,262)	(8,041)

Net cash provided by (used in) operating activities		~~W~~	37,954	(22,715)

(continued)

5

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows, continued

for each of the three-month periods ended March 31, 2024 and 2023

(Unaudited)

(in millions of Won)	Notes	March 31, 2024 (Unaudited)		March 31, 2023 (Unaudited)
Cash flows from investing activities
Decrease in deposits		~~W~~	1,100,000	—
Proceeds from disposal of short-term financial instruments			1,928,280	4,079,038
Proceeds from disposal of equity securities			194,230	—
Proceeds from disposal of other securities			2,321	—
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			—	22,702
Increase in deposits			(1,000,000)	(300,000)
Acquisition of short-term financial instruments			(1,727,199)	(3,600,137)
Increase in long-term loans			(106)	—
Acquisition of other securities			(3,112)	(5,112)
Acquisition of investment in subsidiaries, associates and joint ventures			(276,766)	(279,702)
Acquisition of investment properties			(1,200)	—
Acquisition of property, plant and equipment			(1,777)	(5,362)
Acquisition of intangible assets			(1,386)	(753)
Payment of short-term lease security deposits			(510)	—
Net cash provided by (used in) investing activities		~~W~~	212,775	(89,326)

Cash flows from financing activities
Increase in long-term financial liabilities			3,148	3,781
Payment of cash dividends			(6)	(7)

Net cash provided by financing activities		~~W~~	3,142	3,774

Effect of exchange rate fluctuation on cash held			—	11

Net increase (decrease) in cash and cash equivalents			253,871	(108,256)

Cash and cash equivalents at beginning of the period			376,914	1,415,201

Cash and cash equivalents at end of the period		~~W~~	630,785	1,306,945

The accompanying notes are an integral part of the interim condensed separate financial statements.

6

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements

March 31, 2024 and 2023

(Unaudited)

1. Reporting Entity

POSCO HOLDINGS INC.(the “Company”) was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of March 31, 2024, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Basis of preparation

Statement of compliance

The interim condensed separate financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed separate financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2023. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company incurred after December 31, 2023. These interim condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with KIFRS 1027 Separate Financial Statements presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

7

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

2. Basis of preparation (cont’d)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the annual financial statements as of and for the year ended December 31, 2023 except for the matters mentioned below.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

8

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

2. Basis of preparation (cont’d)

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except for the items described in KIFRS 1034 Interim Financial Reporting and below, the accounting policies applied by the Company in these interim condensed separate financial statements are the same as those applied to the separate financial statements as of and for the year ended December 31, 2023.

(a)	Supplier Finance Arrangements - Amendments to KIFRS 1007 and KIFRS 1107

The amendments to KIFRS 1007 Statement of Cash Flows and KIFRS 1107 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The transition rules clarify that an entity is not required to provide the disclosures in any interim periods in the year of initial application of the amendments. Thus, the amendments had no impact on the Company’s interim condensed separate financial statements.

9

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

3. Summary of Material Accounting Policy information (cont’d)

(b)	Amendments to KIFRS 1116: Lease Liability in a Sale and Leaseback

The amendments to KIFRS 1116 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments had no impact on the Company’s interim condensed financial statements.

(c)	Amendments to KIFRS 1001: Classification of Liabilities as Current or Non-current

The amendments to paragraphs 69 to 76 of KIFRS 1001 specify the requirements for classifying liabilities as current or non-current.

The amendments clarify:

•	what is meant by a right to defer settlement;

•	that a right to defer must exist at the end of the reporting period;

•	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments had no impact on the Company’s interim condensed separate financial statements.

10

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Trade accounts and notes receivable	~~W~~	851,414	100,323
Unbilled receivables (contract assets)		169,341	138,009
Less: Allowance for doubtful accounts		—	—

	~~W~~	1,020,755	238,332

5. Other Receivables

Other receivables as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Other accounts receivable	~~W~~	35,639	51,530
Others(* 1)		23,328	21,193
Less: Allowance for doubtful accounts(* 1)		(4,075)	(3,902)

	~~W~~	54,892	68,821

Non-current
Long-term loans(* 1)	~~W~~	227,027	217,349
Others		8,975	6,955
Less: Allowance for doubtful accounts(* 1)		(227,027)	(217,349)

	~~W~~	8,975	6,955

(*1)

The Company assessed the recoverability of other receivables to FQM Australia Pty Ltd, an associate, and recognized an allowance for doubtful accounts for such other receivables from the entity during the year ended December 31, 2023.

11

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Deposit instruments	~~W~~	1,650,000	1,750,000
Short-term financial instruments		2,027,897	2,190,743

	~~W~~	3,677,897	3,940,743

Non-current
Equity securities	~~W~~	699,958	926,752
Other securities		207,991	204,320
Deposit instruments		2	2

	~~W~~	907,951	1,131,074

(b)	Equity securities as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024							December 31, 2023
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value

Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	512,181	38,219	512,181	462,775
KB Financial group Inc.	—	—		—	—	—	—	209,016
CSN Mineracao S.A.	102,186,675	1.86		206,265	145,433	(60,832)	145,433	212,617

				680,227	657,614	(22,613)	657,614	884,408

Non-marketable equity securities
POSCO PLANTEC Co., Ltd.	18,337,912	10.99		19,437	40,362	20,925	40,362	40,362
Intellectual Discovery Co., Ltd	200,000	6.00		5,000	1,350	(3,650)	1,350	1,350
Pos-hyundai Steel Manufacturing India Private Limited	1,055,496	6.00		612	612	—	612	612
S&M MEDIA Co., Ltd	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,793	42,344	14,551	42,344	42,344

			~~W~~	708,020	699,958	(8,062)	699,958	926,752

12

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

7. Investments in Subsidiaries, Associates and Joint ventures

(a) Investments in subsidiaries, associates and joint ventures of as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Subsidiaries	~~W~~	42,796,575	42,519,521
Associates		520,380	520,380
Joint ventures		2,284,097	2,281,469

	~~W~~	45,601,052	45,321,370

(b) Details of subsidiaries and carrying amounts as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)			March 31, 2024			December 31, 2023
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,701,054	29,698,113
POSCO INTERNATIONAL Corporation	Korea	Trading and natural resources exploration	70.71		3,740,020	3,740,020
POSCO Eco & Challenge Co., Ltd.	Korea	Engineering and construction	52.80		1,013,718	1,013,453
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	100.00		115,931	115,931
POSCO FUTURE M CO.,LTD.	Korea	Refractory and anode/cathode material manufacturing and sales	59.72		895,687	895,687
POSCO WIDE Co., Ltd.	Korea	Business facility maintenance	100.00		308,843	308,843
POSCO DX	Korea	Computer hardware and software distribution	65.38		70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Korea	Lithium manufacturing and sales	82.00		314,940	314,940
POSCO LITHIUM SOLUTION	Korea	Lithium manufacturing and sales	100.00		287,550	287,550
QSONE Co.,Ltd.	Korea	Real estate rental and facility management	100.00		238,478	238,478
POSCO CNGR Nickel Solution(* 1)	Korea	Nickel refining	60.00		49,380	—
Others (11 companies)					452,877	442,847

					37,219,616	37,157,000

[Foreign]
POSCO WA PTY LTD.	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,514	722,514
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD.	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,792	283,792
POSCO-China Holding Corp.	China	Holding company	100.00		593,816	593,816
POSCO America Corporation	USA	Researching and consulting	99.45		192,136	192,136
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,552	144,552
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,690	117,690
POSCO ASSAN TST STEEL INDUSTRY	Turkiye	Steel manufacturing and sales	60.00		71,686	71,686
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,410	68,410
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,469	62,469
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO Argentina S.A.U.(* 2)	Argentina	Mineral exploration, manufacturing and sales	100.00		1,364,525	1,150,087
Others (18 companies)					301,014	301,014

					5,576,959	5,362,521

				~~W~~	42,796,575	42,519,521

(*1)

During the three-month period ended March 31, 2024, the Company acquired 60% of shares of POSCO CNGR Nickel Solution Co., Ltd. at ~~W~~49,380 million and classified as acquired equity interests as investments in subsidiaries.

(*2)

During the three-month period ended March 31, 2024, the Company acquired ~~W~~214,438 million of additional investment in subsidiaries by participating in POSCO Argentina S.A.U.‘s capital increase to invest in an Argentine brine lithium commercialization plant.

13

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

7. Investments in Subsidiaries, Associates and Joint ventures (cont’d)

(c)	Details of associates and carrying amounts as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)			March 31, 2024			December 31, 2023
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
SNNC	Korea	STS material manufacturing and sales	49.00	~~W~~	100,631	100,631
POSCO JK SOLID SOLUTION CO., LTD.	Korea	Material manufacturing for rechargeable battery	40.00		26,025	26,025
Others (5 companies)					12,111	12,111

					138,767	138,767

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc.(*1)	Canada	Investments	12.61		156,194	156,194
Others (4 companies)					36,222	36,222

					381,613	381,613

				~~W~~	520,380	520,380

(*1)

As of March 31, 2024, the entities are classified as associates since the Company has significant influence over the investees although the Company’s percentage of ownership is less than 20%, considering the structure of the entities’ Board of Directors and others.

(d)	Details of joint ventures and carrying amounts as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)			March 31, 2024			December 31, 2023
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		235,207	235,207
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,866	63,866
PT NICOLE METAL INDUSTRY	Indonesia	Nickel Smelting	49.00		293,647	293,361
Hydrogen Duqm LLC(*2)	Oman	Green Hydrogen/Ammonia product business development	44.80		2,342	—

				~~W~~	2,284,097	2,281,469

(*1)	As of March 31, 2024 and December 31, 2023, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.
(*2)	During the three-month period ended March 31, 2024, the Company acquired 44.8% of shares in Hydrogen Duqm LLC, for ~~W~~2,342 million and classified them as an investment in joint ventures.

14

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

8. Investment Property

Changes in the carrying amount of investment property for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the three-month period ended March 31, 2024

(in millions of Won)	Beginning		Acquisition	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	193,446	1,200	—	50	194,696
Buildings		101,229	—	(1,812)	78	99,495
Structures		15,225	—	(206)	8	15,027

	~~W~~	309,900	1,200	(2,018)	136	309,218

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisition	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	131,069	54,891	—	7,486	193,446
Buildings		83,528	—	(7,078)	24,779	101,229
Structures		6,102	—	(610)	9,733	15,225

	~~W~~	220,699	54,891	(7,688)	41,998	309,900

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

15

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

9. Property, Plant and Equipment

Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the three-month period ended March 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(* 1)	Ending
Land	~~W~~	50,197	4	—	(50)	50,151
Buildings		29,539	37	(476)	(78)	29,022
Structures		7,748	1	(101)	(8)	7,640
Machinery and equipment		27,549	277	(512)	—	27,314
Vehicles		63	—	(5)	—	58
Furniture and fixtures		13,485	124	(294)	—	13,315
Construction-in-progress		69,206	—	—	—	69,206

	~~W~~	197,787	443	(1,388)	(136)	196,706

(*1)	Represents assets transferred from construction-in-progress to other property, plant and equipment, assets transferred to investment property, and other expenses.

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(* 1)	Others(* 2)	Ending
Land	~~W~~	51,310	8,079	—	—	(1,706)	(7,486)	50,197
Buildings		39,277	12,659	(186)	(1,399)	—	(20,812)	29,539
Structures		6,036	1,107	(700)	(201)	—	1,506	7,748
Machinery and equipment		10,504	18,637	—	(1,061)	(531)	—	27,549
Vehicles		11	62	—	(10)	—	—	63
Furniture and fixtures		12,573	1,303	—	(951)	—	560	13,485
Construction-in-progress		25,295	69,693	—	—	(8,420)	(17,362)	69,206

	~~W~~	145,006	111,540	(886)	(3,622)	(10,657)	(43,594)	197,787

(*1)

During the year ended December 31, 2023, the Company estimated the recoverable amount based on the net fair value of land adjacent to the magnesium smelting plant located in Gangneung city where operation and development has been discontinued. The Company recognized an impairment loss since recoverable amounts are less than their carrying amounts.

(*2)	Represents assets transferred from construction-in-progress to other property, plant and equipment, assets transferred from investment properties.

16

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

9. Property, Plant and Equipment (cont’d)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

As of March 31, 2024 and December 31, 2023, there are no right-of-use assets listed as property, plant and equipment.

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Expenses related to short-term leases		2,186	59
Expenses related to leases of low-value assets		1,449	473

	~~W~~	3,635	532

10. Intangible Assets

Changes in the carrying amount of intangible assets for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the three-month period ended March 31, 2024

(in millions of Won)	Beginning		Acquisitions	Amortization	Others(* 2)	Ending
Intellectual property rights	~~W~~	576	—	(40)	65	601
Membership(* 1)		11,618	—	—	—	11,618
Development expense		2,905	—	(301)	1,436	4,040
Construction-in-progress		3,565	808	—	(1,519)	2,854
Other intangible assets		677	—	(58)	—	619

	~~W~~	19,341	808	(399)	(18)	19,732

(*1)	Estimated useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to other intangible assets, assets transferred from property, plant and equipment and others.

17

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

10. Intangible Assets (cont’d)

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Amortization	Others(* 2)	Ending
Intellectual property rights	~~W~~	504	—	(151)	223	576
Membership(* 1)		11,618	—	—	—	11,618
Development expense		1,400	—	(865)	2,370	2,905
Construction-in-progress		1,476	4,740	—	(2,651)	3,565
Other intangible assets		904	4	(231)	—	677

	~~W~~	15,902	4,744	(1,247)	(58)	19,341

(*1)	Estimated useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

11. Other Assets

Other assets as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Advance payments	~~W~~	101	208
Prepaid expenses		4,798	865

		4,899	1,073

Non-current
Long-term advance payments		7,264	1,843
Long-term prepaid expenses		39	21
Others		8	8

	~~W~~	7,311	1,872

12. Borrowings

(a)	Borrowings as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Exchangeable bonds	~~W~~	1,642,466	1,756,691
Non-current
Long-term borrowings	~~W~~	1,374	1,316

18

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

12. Borrowings (cont’d)

(b)	Current portion of debentures as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (% )	March 31, 2024	December 31, 2023
Exchangeable bonds(* 1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—	1,642,466	1,756,691

(*1)

The issuance conditions of the exchangeable bonds issued by the Company are as follows. As of December 31, 2023, exchangeable bonds are reclassified as current liabilities because the bondholders’ put option for redemption has become exercisable within 12 months.

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)	446,504(*)

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*)	The exchange price has changed due to cash dividends paid during the three-month period ended March 31, 2024.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(c)	Long-term borrowings and others excluding current portion, as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (% )	March 31, 2024		December 31, 2023
Foreign borrowings	KOREA ENERGY AGENCY	2011.12.27.	2026.12.26.	3 year Government bond	~~W~~	1,374	1,316

19

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

13. Other Payables

Other payables as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Accounts payable	~~W~~	16,939	25,971
Accrued expenses		11,484	10,681
Dividend payable		192,772	3,087

	~~W~~	221,195	39,739

Non-current
Long-term withholdings		33,109	29,962
Less: Present value discount		(3,199)	(3,158)

	~~W~~	29,910	26,804

14. Other Financial Liabilities

Other financial liabilities as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Financial guarantee liabilities	~~W~~	1,903	1,571
Non-current
Financial guarantee liabilities	~~W~~	8,471	6,968

20

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

15. Provisions

(a) Provisions as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Provision for bonus payments(* 1)	~~W~~	2,106	—	6,055	—
Provision for restoration(* 2)		6,416	5,059	8,928	2,634

	~~W~~	8,522	5,059	14,983	2,634

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung city, the Company recognized present values of estimated costs for recovery as provisions for restoration as of March 31, 2024. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 3.77% to assess present value of these costs.

(b)	Changes in provisions for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

1)	For the three-month period ended March 31, 2024

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	6,055	2,106	—	(6,055)	2,106
Provision for restoration		11,562	—	(54)	(33)	11,475

	~~W~~	17,617	2,106	(54)	(6,088)	13,581

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	5,667	10,154	—	(9,766)	6,055
Provision for restoration		15,865	853	—	(5,156)	11,562
Others		34,724	—	(8,158)	(26,566)	—

	~~W~~	56,256	11,007	(8,158)	(41,488)	17,617

21

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

16. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	43	70

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Present value of funded obligations	~~W~~	40,530	44,276
Fair value of plan assets		(38,517)	(39,993)

Net defined benefit liabilities	~~W~~	2,013	4,283

2)	The amounts recognized in the statements of comprehensive income for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Current service costs	~~W~~	1,793	2,646
Net interest costs		(85)	(105)

	~~W~~	1,708	2,541

17. Other Liabilities

Other liabilities as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Current
Advances received	~~W~~	879	5
Withholdings		2,516	3,938
Unearned revenue		4,097	2,743

	~~W~~	7,492	6,686

Non-current
Unearned revenue	~~W~~	3,199	3,158

22

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

18. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2024 and December 31, 2023 are as follows:

①	March 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,027,897	—	2,027,897	—	2,027,897
Other securities		207,991	—	—	207,991	207,991
Fair value through other comprehensive income
Equity securities		699,958	657,614	—	42,344	699,958
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		630,785	—	—	—	—
Trade accounts and notes receivable		851,414	—	—	—	—
Other receivables		59,753	—	—	—	—
Deposit instruments		1,650,002	—	—	—	—

	~~W~~	6,127,800	657,614	2,027,897	250,335	2,935,846

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	1,642,466	1,642,466	—	—	1,642,466
Financial liabilities measured at amortized cost(*1)
Borrowings		1,374	—	1,374	—	1,374
Financial guarantee liabilities		10,374	—	—	—	—
Others		246,751	—	—	—	—

	~~W~~	1,900,965	1,642,466	1,374	—	1,643,840

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

②	December 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,190,743	—	2,190,743	—	2,190,743
Other securities		204,320	—	—	204,320	204,320
Fair value through other comprehensive income
Equity securities		926,752	884,408	—	42,344	926,752
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		376,914	—	—	—	—
Trade accounts and notes receivable		100,323	—	—	—	—
Other receivables		64,393	—	—	—	—
Deposit instruments		1,750,002	—	—	—	—

	~~W~~	5,613,447	884,408	2,190,743	246,664	3,321,815

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	1,756,691	1,756,691	—	—	1,756,691
Financial liabilities measured at amortized cost(*1)
Borrowings		1,316	—	1,316	—	1,316
Financial guarantee liabilities		8,539	—	—	—	—
Others		62,252	—	—	—	—

	~~W~~	1,828,798	1,756,691	1,316	—	1,758,007

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

23

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

18. Financial Instruments (cont’d)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of March 31, 2024. Details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	67,340	—	—
	ING	USD	55,000,000	74,074	—	—
	Mizuho	USD	50,000,000	67,340	—	—
	Shinhan	USD	50,000,000	67,340	—	—
POSCO Argentina S.A.U.	BNP	USD	20,000,000	26,935	18,529,994	24,956
	CITI	USD	97,975,000	131,953	90,773,815	122,254
	Credit Agricole	USD	97,975,000	131,953	90,773,815	122,254
	HSBC	USD	97,975,000	131,953	90,773,815	122,254
	JPM	USD	97,975,000	131,953	90,773,815	122,254
Associates
Nickel Mining Company SAS	SMBC	EUR	46,000,000	66,835	46,000,000	66,835

		USD	616,900,000	830,841	381,625,254	513,972
		EUR	46,000,000	66,835	46,000,000	66,835

3)	Finance income and costs by category of financial instrument for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

①	For the three-month period ended March 31, 2024

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	2,870	11,003	26,065	—	39,938	—
Financial assets at fair value through other comprehensive income		—	—	(8,219)	—	—	(8,219)	(18,721)
Financial assets measured at amortized cost		20,456	1,694	—	—	—	22,150	—
Financial liabilities at fair value through profit or loss		—	(29,776)	—	144,001	—	114,225	—
Financial liabilities measured at amortized cost		(291)	(433)	—	—	476	(248)	—

	~~W~~	20,165	(25,645)	2,784	170,066	476	167,846	(18,721)

②	For the three-month period ended March 31, 2023

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	1,825	27,514	100,226	—	129,565	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	122,150
Financial assets measured at amortized cost		16,169	11,787	—	—	—	27,956	—
Financial liabilities at fair value through profit or loss		—	(74,480)	—	(72,632)	—	(147,112)	—
Financial liabilities measured at amortized cost		—	(10)	—	—	1,497	1,487	—

	~~W~~	16,169	(60,878)	27,514	27,594	1,497	11,896	122,150

24

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

19. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2024 and December 31, 2023 are as follows:

(in Won, except share information)	March 31, 2024		December 31, 2023
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(* 1)		84,571,230	84,571,230
Shared capital(* 2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2024, total number of American depository receipts (ADRs) outstanding in overseas stock market amounts to 20,307,420 and such ADRs are equivalent to 5,076,855 shares of common stock.
(*2)	As of March 31, 2024, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury shares.

(b)	Capital surplus as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		18,898	18,898

	~~W~~	1,370,557	1,370,557

25

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

20. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(6,199)	30,678

21. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

(shares, in millions of Won)	March 31, 2024			December 31, 2023
	Number of shares	Amount		Number of shares	Amount
Beginning	8,695,023	~~W~~	1,889,658	8,722,053	~~W~~	1,892,308
Disposal of treasury shares	—		—	(27,030)		(2,650)

Ending	8,695,023	~~W~~	1,889,658	8,695,023	~~W~~	1,889,658

22. Operating Revenue

(a)	Details of operating revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Types of revenue
Dividend income	~~W~~	850,028	520,174
Others		48,710	42,813

	~~W~~	898,738	562,987

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	850,030	519,947
Revenue recognized over time		48,708	43,040

	~~W~~	898,738	562,987

26

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

22. Operating Revenue (cont’d)

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2024 and December 31, 2023 are as follows:

(in millions of Won)	March 31, 2024		December 31, 2023
Receivables
Account receivables	~~W~~	851,414	100,323
Contract assets
Account receivables		169,341	138,009
Contract liabilities
Advance received		879	5
Unearned income		7,296	5,901

23. Operating Expenses

Operating expenses for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Wages and salaries	~~W~~	16,330	17,719
Post-employment benefit expense		1,941	3,125
Other employee benefits		5,041	2,999
Travel		1,349	1,008
Depreciation		2,807	2,544
Amortization		377	286
Rental		1,376	532
Repairs		209	127
Advertising		5,072	4,671
Research & development		32,532	22,529
Service fees		15,178	11,428
Supplies		208	49
Vehicles maintenance		728	525
Industry association fee		99	1,006
Training		179	64
Taxes and public dues		417	135
Conference		533	592
Others		1,286	1,172
Cost of sales		—	(1,414)

	~~W~~	85,662	69,097

27

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

24. Finance Income and Costs

Details of finance income and costs for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Finance income
Interest income	~~W~~	20,456	16,169
Gain on foreign currency transactions		1,181	3,111
Gain on foreign currency translations		6,242	12,457
Gain on disposal of financial assets at fair value through profit or loss		11,003	27,514
Gain on valuation of financial assets at fair value through profit or loss		26,065	100,226
Gain on valuation of financial liabilities at fair value through profit or loss		144,001	—
Others		478	1,652

	~~W~~	209,426	161,129

Finance costs
Loss on foreign currency transactions	~~W~~	197	1,702
Loss on foreign currency translations		32,871	74,744
Loss on valuation of financial liabilities at fair value through profit or loss		—	72,632
Loss on disposal of equity securities		8,219	—
Others		293	155

	~~W~~	41,580	149,233

25. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Other non-operating income
Reversal of other provisions	~~W~~	54	8,158
Others		116	108

	~~W~~	170	8,266

Other non-operating expenses
Impairment loss on other accounts receivables	~~W~~	106	—
Loss on disposals of assets held for sale		—	102
Increase of other provisions		—	425
Others		580	377

	~~W~~	686	904

28

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

26. Expenses by Nature

Expenses that are recorded by nature as cost of sales, operating expenses and other non-operating expenses in the statements of comprehensive income for each of the three-month periods ended March 31, 2024 and 2023 are as follows (excluding finance costs and income tax expenses):

(in millions of Won)	March 31, 2024		March 31, 2023
Employee benefits expenses	~~W~~	27,833	22,809
Depreciation(* 1)		3,406	2,735
Amortization		399	286
Service fees		15,660	11,490
Rental		3,967	629
Advertising		5,072	4,671
Research & development		19,125	20,405
Other expenses		10,886	8,390

	~~W~~	86,348	71,415

(*1)	Includes depreciation of investment property.

29

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

27. Income Taxes

The effective tax rates of the Company for each of the three-month periods ended March 31, 2024 and 2023 are 3.98% and 0%, respectively.

(a)	Income taxes

The Company vertically spun off its steel business at the spin-off date on March 1, 2022. The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company (POSCO), and the Company simultaneously set a Corporate Tax Act based provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities.

Deductible temporary differences related to the investment in newly established company (POSCO) which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation.

(b)	Global minimum top-up tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the Company of the Company is domiciled, and will be effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Company calculated the Pillar Two income tax expense for the three-month period ended March 31, 2024 as the Company is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. As a result of the Company’s assessment on the Pillar Two income taxes, the Company concluded that no Pillar Two income taxes will be levied on the Company for the three-month period ended March 31, 2024 since its subsidiaries and the Company required to pay taxes are qualified for the application of transitional exemption or their effective tax rates are above 15%. Furthermore, the Company applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes, and accordingly, the Company did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

30

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

28. Earnings per Share

(a)	Basic earnings per share for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in Won, except share information)	March 31, 2024		March 31, 2023
Profit for the period	~~W~~	941,339,021,421	551,741,289,484
Weighted-average number of common shares outstanding(* 1)		75,876,207	75,849,177
Basic earnings per share	~~W~~	12,406	7,274

(*1)	The weighted-average number of common shares outstanding used to calculate basic earnings per share is as follows:

(shares)	March 31, 2024	March 31, 2023
Total number of common shares issued	84,571,230	84,571,230
Weighted-average number of treasury shares	(8,695,023)	(8,722,053)

Weighted-average number of common shares outstanding	75,876,207	75,849,177

(b)

The Company has potentially issuable common shares due to its exchangeable bonds and share-based payment program as of March 31, 2024. Considering gain or loss from revaluation of and exchange rate on exchangeable bonds have an anti-dilution effect as of March 31, 2023, the Company did not calculate diluted earnings per share. Diluted earnings per share for the year ended March 31, 2024 are calculated as follows:

(in Won, except share information)	March 31, 2024
Profit for the period	~~W~~	941,339,021,421
Gain or loss from revaluation of and exchange rate on exchangeable bonds		(87,838,993,624)
Diluted profit for the period		853,500,027,797
Adjusted weighted-average number of common shares outstanding(* 1)		79,189,781
Diluted earnings(loss) per share		10,778

(*1)	The weighted-average number of common shares outstanding used to calculate diluted earnings(loss) per share is as follows:

(shares)	March 31, 2024
Weighted-average number of common shares outstanding	75,876,207
Weighted-average number of potential common shares	3,313,574

Adjusted weighted-average number of common shares	79,189,781

31

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

29. Related Party Transactions

(a)	Material transactions with related companies for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

1)	For the three-month period ended March 31, 2024

(in millions of Won)	Sales and others(* 1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(* 2)
POSCO	~~W~~	39,719	589,786	—	191	3,841
POSCO Eco & Challenge Co., Ltd.		2,316	11,037	—	87	42
POSCO STEELEON CO., Ltd		266	—	—	—	9
POSCO DX		394	9,940	—	219	3,944
POSCO Research Institute		—	—	—	30	1,935
POSCO WIDE Co., Ltd		82	—	—	1	1,567
eNtoB Corporation		—	—	—	37	1,707
POSCO FUTURE M CO., LTD.		3,494	11,565	—	—	—
POSCO MOBILITY SOLUTION		245	—	—	—	—
POSCO INTERNATIONAL Corporation		1,612	124,396	—	—	12
Busan E&E Co,. Ltd.		—	2,472	—	—	—
POSCO America Corporation		—	—	—	—	1,547
Others		936	1	422	—	2,411

		49,064	749,197	422	565	17,015

Associates and joint ventures(* 2)
SNNC		83	—	—	—	—
POSCO-NPS Niobium LLC		—	8,041	—	—	—
Roy Hill Holdings Pty Ltd		—	91,837	—	—	—
Others		49	—	56	—	—

		132	99,878	56	—	—

	~~W~~	49,196	849,075	478	565	17,015

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of March 31, 2024, the Company provided payment guarantees to related parties (see Note 18).

2)	For the three-month period ended March 31, 2023

(in millions of Won)	Sales and others(* 1)				Purchase and others
	Sales		Dividends(* 3)	Others	Purchase of fixed assets	Others
Subsidiaries(* 2)
POSCO	~~W~~	31,396	325,043	—	—	5,653
POSCO Eco & Challenge Co., Ltd.		2,091	11,037	—	87	836
POSCO STEELEON CO., Ltd		528	—	—	—	23
POSCO DX		651	7,455	—	1,029	1,817
eNtoB Corporation		—	—	—	—	185
POSCO FUTURE M CO., LTD.		1,174	13,878	—	—	—
POSCO MOBILITY SOLUTION		223	—	—	—	—
POSCO INTERNATIONAL Corporation		2,511	77,616	—	—	—
POSCO Maharashtra Steel Private Limited		—	—	146	—	—
POSCO ASSAN TST STEEL INDUSTRY		—	—	142	—	—
Others		2,477	5,126	1,419	102	7,160

		41,051	440,155	1,707	1,218	15,674

Associates and joint ventures(* 2)
SNNC		41	—	—	—	—
Roy Hill Holdings Pty Ltd		—	32,443	—	—	—
Others		48	7,201	3,714	—	90

		89	39,644	3,714	—	90

	~~W~~	41,140	479,799	5,421	1,218	15,764

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of March 31, 2023, the Company provided payment guarantees to related parties (see Note 18).
(*3)	Gain on disposals of investment in subsidiaries, recognized as dividends amounting to ~~W~~14,898 million, is excluded.

32

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

29. Related Party Transactions (cont’d)

(b)	The balances of receivables and payables arising from significant transactions with related parties as of March 31, 2024 and December 31, 2023 are as follows:

1)	March 31, 2024

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	723,927	16,715	740,642	5,310	35,870	41,180
POSCO Eco & Challenge Co., Ltd.		22,615	1,447	24,062	—	449	449
POSCO STEELEON CO., Ltd		1,329	—	1,329	—	—	—
POSCO DX		11,907	1	11,908	873	89	962
POSCO FUTURE M CO., LTD.		28,694	48	28,742	—	39	39
POSCO Mobility Solution Corporation		1,226	—	1,226	—	2	2
POSCO INTERNATIONAL Corporation		132,458	25	132,483	—	244	244
POSCO Argentina S.A.U		7	16,327	16,334	—	—	—
Others		3,563	598	4,161	1,120	341	1,461

		925,726	35,161	960,887	7,303	37,034	44,337

Associates and joint ventures
SNNC		417	—	417	—	—	—
Roy Hill Holdings Pty Ltd		91,837	—	91,837	—	—	—
FQM Australia Holdings Pty Ltd(* 1)		—	228,645	228,645	—	—	—
Others		245	350	595	—	—	—

		92,499	228,995	321,494	—	—	—

	~~W~~	1,018,225	264,156	1,282,381	7,303	37,034	44,337

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. Meanwhile, the Company has recognized allowance for doubtful accounts for all of other receivables.

2)	December 31, 2023

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	110,913	19,666	130,579	3,937	32,901	36,838
POSCO Eco & Challenge Co., Ltd.		9,262	1,714	10,976	—	170	170
POSCO STEELEON CO., Ltd		1,063	—	1,063	—	—	—
POSCO DX		1,574	—	1,574	1,434	423	1,857
eNtoB Corporation		—	—	—	1,391	3	1,394
POSCO FUTURE M CO., LTD		14,299	463	14,762	—	31	31
POSCO Mobility Solution Corporation		981	—	981	—	—	—
POSCO INTERNATIONAL Corporation		6,449	25	6,474	—	163	163
PT. KRAKATAU POSCO		—	3,582	3,582	—	—	—
POSCO Argentina S.A.U		301	10,948	11,249	—	—	—
Others		3,044	204	3,248	9,022	151	9,173

		147,886	36,602	184,488	15,784	33,842	49,626

Associates and joint ventures
SNNC		334	—	334	—	—	—
Roy Hill Holdings Pty Ltd		88,008	—	88,008	—	—	—
FQM Australia Holdings Pty Ltd(* 1)		—	218,900	218,900	—	—	—
Others		195	560	755	—	—	—

		88,537	219,460	307,997	—	—	—

	~~W~~	236,423	256,062	492,485	15,784	33,842	49,626

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. During the year ended December 31, 2023, the Company provided additional loan to its associates by ~~W~~6,448 million. Meanwhile, the Company has recognized allowance for doubtful accounts for all of other receivables during the year ended December 31, 2023

33

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

29. Related Party Transactions (cont’d)

(c)	For each of the three-month periods ended March 31, 2024 and 2023, details of compensation to key management officers are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Short-term benefits	~~W~~	4,915	8,700
Retirement benefits		889	2,648

	~~W~~	5,804	11,348

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

30. Commitments and Contingencies

(a)	Commitments

1)

As of March 31, 2024, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2024, the ending balance of the borrowing amounts to USD 1.02 million.

2)	The Company has deposited 3,247,373 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of March 31, 2024.

(b)	As of March 31, 2024, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 4 lawsuits for compensatory damage amounted to ~~W~~10 billion as defendant as of March 31, 2024. However, the Company has not recognized any provisions for the lawsuit since the Company does not believe it has a present obligation as of March 31, 2024.

(d)

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

34

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2024 and 2023

(Unaudited)

31. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Won)	March 31, 2024		March 31, 2023
Trade accounts and notes receivable	~~W~~	(31,174)	(32,127)
Other accounts receivable		13,525	6,577
Accrued revenues		—	683
Prepaid expenses		(3,951)	(1,765)
Other current assets		(234)	(565)
Short-term guarantee deposits		—	(41)
Other non-current assets		(5,248)	—
Other accounts payable		(7,121)	(3,078)
Accrued expenses		803	(4,719)
Advances received		873	(374)
Withholdings		(1,421)	709
Unearned revenue		1,063	230
Other current liabilities		(3,949)	(2,468)
Payments of severance benefits		(5,865)	(4,320)
Plan assets		1,822	1,968

	~~W~~	(40,877)	(39,290)

32. Events after the reporting period

Pursuant to the resolution of the Board of Directors on May 14, 2024, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.7 billion).

35